EXHIBIT 99.1

Aracruz Celulose S.A.
Report of Independent
Accountants on the Limited
Review of Quarterly
Information - ITR June 30,
2003

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


01.02 - ADDRESS OF HEAD OFFICES
-------------------------------------------------------------------------------------------------------------
01 - COMPLETE ADDRESS                                 02 - DISTRICT                  03 - ZIP CODE (CEP)
       Caminho Barra do Riacho, s/n(0) - km 25        Barra do Riacho                29.197-000
-------------------------------------------------------------------------------------------------------------
04 - CITY                                             05 - STATE
       Aracruz                                        Espirito Santo
-------------------------------------------------------------------------------------------------------------
06 - AREA CODE       07 - TELEPHONE       08 - TELEPHONE       09 - TELEPHONE       10 - TELEX
     027                  3270-2442             --                    --                  --
-------------------------------------------------------------------------------------------------------------
11 - AREA CODE       12 - FAX NO.         13 - FAX NO.         14 - FAX NO.
     027                  3270-2590             --                    --
-------------------------------------------------------------------------------------------------------------
15 - E-MAIL
     mbl@aracruz.com.br
-------------------------------------------------------------------------------------------------------------

01.03 - DIRECTOR OF MARKET RELATIONS (BUSINESS ADDRESS)
-------------------------------------------------------------------------------------------------------------
01  - NAME
      Isac Roffe Zagury
-------------------------------------------------------------------------------------------------------------
02  - COMPLETE ADDRESS                                                              03 - DISTRICT
        Rua Lauro Muller, 116 - 40th Floor                                               Botafogo

-------------------------------------------------------------------------------------------------------------
04  - ZIP CODE (CEP)                      05 - CITY                                 06 - STATE
      22290-160                                Rio de Janeiro                            Rio de Janeiro
-------------------------------------------------------------------------------------------------------------
07 - AREA CODE      08 - TELEPHONE        09 - TELEPHONE       10 TELEPHONE         11 - TELEX
     021                 3820-8139             3820-8160          --                     --
-------------------------------------------------------------------------------------------------------------
12 - AREA CODE      13 - FAX NO           14 - FAX NO          15 - FAX NO
     021                 3820-8195             3820-8206            --
-------------------------------------------------------------------------------------------------------------
16 - E-MAILL
     iz@aracruz.com.br
-------------------------------------------------------------------------------------------------------------

01.04 - ACCOUNTANT /  REFERENCE
----------------------------- --------------------------------------- ---------------------------------------

      CURRENT FISCAL YEAR                  CURRENT QUARTER                         PREVIOUS QUARTER
----------------------------- --------------------------------------- ---------------------------------------

   1 - BEGINNING   2 - ENDING  3 - NUMBER  4 - BEGINNING   5 - ENDING  6 - NUMBER  7 - BEGINNING   9 - ENDING
    01/01/2003      12/31/2003      2       04/01/2003     06/30/2003       1       01/01/2003     03/31/2003
---------------- ------------ ---------- -------------- ------------- ---------- -------------- -------------
9 - NAME / ACCOUNTANT CORPORATE NAME                                  10 -  CVM Code
    PricewaterhouseCoopers Auditores Independentes S.C.                      00287-9
--------------------------------------------------------------------- ---------------------------------------
11 - NAME OF THE TECHNICAL RESPONSIBLE                                12 - CPF  NO.
     Marcos D. Panassol                                               063.702.238-67
--------------------------------------------------------------------- ---------------------------------------


01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK
------------------------ ------------------------- -------------------------- -------------------------------
   NUMBER OF SHARES        1 - CURRENT QUARTER       2 - PREVIOUS QUARTER     3 -QUARTER PREVIOUS  YEAR
     (Thousands)               06/30/2003                 03/31/2003                   12/31/2002
------------------------ ------------------------- -------------------------- -------------------------------
PAID-IN CAPITAL
-------------------------------------------------------------------------------------------------------------
   1 - COMMON                            455,391                    455,391                         455,391
------------------------ ------------------------- -------------------------- -------------------------------
   2 -PREFERRED                          577,163                    577,163                         622,529
------------------------ ------------------------- -------------------------- -------------------------------
   3 - TOTAL                           1,032,554                  1,032,554                       1,077,920
-------------------------------------------------------------------------------------------------------------

IN TREASURY
-------------------------------------------------------------------------------------------------------------
   4 - COMMON                                483                        483                             483
------------------------ ------------------------- -------------------------- -------------------------------
   5 -PREFERRED                            1,378                      1,374                          45,366
------------------------ ------------------------- -------------------------- -------------------------------
   6 - TOTAL                               1,861                      1,857                          45,849
------------------------ ------------------------- -------------------------- -------------------------------

--------------------------------------------------------------------------------
                                                                         Pag.: 2

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
01.06 - COMPANY  CHARACTERISTICS
------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
    COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
------------------------------------------------------------------------------------------------------------------
2 - SITUATION
    IN OPERATION
------------------------------------------------------------------------------------------------------------------
3 - ACTIVITY CODE
     1160100 - PAPER AND PULP INDUSTRY
------------------------------------------------------------------------------------------------------------------
4 - ACTIVITY OF THE COMPANY
     PRODUCTION OF BLEACHED EUCALYPTUS PULP
------------------------------------------------------------------------------------------------------------------
5 - TYPE OF CONSOLIDATED
     TOTAL
------------------------------------------------------------------------------------------------------------------
6 - AUDITORS'REPORT TYPE
     EX-EXCEPTION
------------------------------------------------------------------------------------------------------------------

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS
------------ ----------------------------------- -----------------------------------------------------------------
 01 - ITEM   02 - TAXPAYER NO.                   03 - NAME
------------ ----------------------------------- -----------------------------------------------------------------

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
----------- --------- ----------------- ------------ ------------------ ---------------- -------------------------
1 - ITEM    2 - EVENT 3 - DATE OF       4 - TYPE     5 - PAYMENT BEGAIN 6 - STOCK TYPE      7 - STOCK OF VALUE
                      APPROVAL
----------- --------- ----------------- ------------ ------------------ ---------------- -------------------------
    01      AGO/E     04/29/2003        DIVIDEND         05/15/2003     ON                     0.2894486463
----------- --------- ----------------- ------------ ------------------ ---------------- -------------------------
    02      AGO/E     04/29/2003        DIVIDEND         05/15/2003     PNA                    0.3183935110
----------- --------- ----------------- ------------ ------------------ ---------------- -------------------------
    03      AGO/E     04/29/2003        DIVIDEND         05/15/2003     PNB                    0.3183935110
----------- --------- ----------------- ------------ ------------------ ---------------- -------------------------

01.09 - SUBSCRIBED SOCIAL CAPITAL AND CHANGES IN SOCIAL CAPITAL DURING THE PERIOD
------------------------------------------------------------------------------------------------------------------
1 - ITEM  2 - DATE OF    3 - VALUE OF       4 - VALUE OF THE         5 - ORIGIN OF  7 -  AMOUNT OF    8 - PRICE
          CHANGE         THE SOCIAL         ALTERATION               THE            EMITTED           OF THE
                         CAPITAL                                     ALTERATION     ACTIONS           ACTION IN
                         (REAL THOUSAND)    (REAL THOUSAND)                                           THE
                                                                                    (THOUSAND)        EMISSION
                                                                                                        (REAL)
------------------------------------------------------------------------------------------------------------------

01.10 - DIRECTOR OF MARKET RELATIONS
------------------------------------------------------- -----------------------------------------------------------
01  - DATE                                              02 - SIGNATURE
      07/08/2003                                        /s/ Isac Roffe Zagury
------------------------------------------------------- -----------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         Pag.: 3

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1 - CODE     2 - DESCRIPTION                                       3 - DATE - 06/30/2003     4 - DATE - 03/31/2003
-------------------------------------------------------------------------------------------------------------------
1            TOTAL ASSETS                                                        7,976,077               7,193,222
-------------------------------------------------------------------------------------------------------------------
1.1          CURRENT ASSETS                                                      1,333,904               2,195,613
-------------------------------------------------------------------------------------------------------------------
1.1.1        CASH AND CASH EQUIVALENTS                                              10,037                  10,766
-------------------------------------------------------------------------------------------------------------------
1.1.2        CREDITS                                                               542,808                 510,107
-------------------------------------------------------------------------------------------------------------------
1.1.2.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                             361,517                 230,330
-------------------------------------------------------------------------------------------------------------------
1.1.2.2      EMPLOYEES                                                               3,272                   2,937
-------------------------------------------------------------------------------------------------------------------
1.1.2.3      SUPPLIERS                                                               5,323                   3,349
-------------------------------------------------------------------------------------------------------------------
1.1.2.4      SUBSIDIARIES                                                               18                      24
-------------------------------------------------------------------------------------------------------------------
1.1.2.5      TAXES                                                                 163,641                 266,565
-------------------------------------------------------------------------------------------------------------------
1.1.2.6      OTHERS                                                                  9,037                   6,902
-------------------------------------------------------------------------------------------------------------------
1.1.3        INVENTORIES                                                           148,131                 128,527
-------------------------------------------------------------------------------------------------------------------
1.1.3.1      SUPPLIES                                                               58,350                  54,706
-------------------------------------------------------------------------------------------------------------------
1.1.3.2      RAW MATERIALS                                                          29,809                  34,976
-------------------------------------------------------------------------------------------------------------------
1.1.3.3      FINISHED GOODS                                                         56,842                  35,688
-------------------------------------------------------------------------------------------------------------------
1.1.3.4      PRODUCTSD IN PROCESS                                                    2,917                   2,944
-------------------------------------------------------------------------------------------------------------------
1.1.3.5      OTHERS                                                                    213                     213
-------------------------------------------------------------------------------------------------------------------
1.1.4        OTHERS                                                                632,928               1,546,213
-------------------------------------------------------------------------------------------------------------------
1.1.4.1      DEBT SECURITIES                                                       627,130               1,542,192
-------------------------------------------------------------------------------------------------------------------
1.1.4.2      FIXED ASSETS AVAILABLE FOR SALE                                             -                       -
-------------------------------------------------------------------------------------------------------------------
1.1.4.3      PREPAID EXPENSES                                                        5,788                   4,011
-------------------------------------------------------------------------------------------------------------------
1.1.4.4      OTHERS                                                                     10                      10
-------------------------------------------------------------------------------------------------------------------
1.2          LONG-TERM ASSETS                                                      124,565                 120,072
-------------------------------------------------------------------------------------------------------------------
1.2.1        CREDITS                                                                83,695                  79,673
-------------------------------------------------------------------------------------------------------------------
1.2.1.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS                                     15,436                  18,099
-------------------------------------------------------------------------------------------------------------------
1.2.1.2      SUPPLIERS                                                              68,259                  61,574
-------------------------------------------------------------------------------------------------------------------
1.2.1.3      TAXES                                                                       -                       -
-------------------------------------------------------------------------------------------------------------------
1.2.1.4      OTHERS                                                                      -                       -
-------------------------------------------------------------------------------------------------------------------
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                                   1,276                   1,038
-------------------------------------------------------------------------------------------------------------------
1.2.2.1      FROM AFFILIATES                                                             -                       -
-------------------------------------------------------------------------------------------------------------------
1.2.2.2      FROM SUBSIDIARIES                                                       1,276                   1,038
-------------------------------------------------------------------------------------------------------------------
1.2.2.3      OTHERS                                                                      -                       -
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         Pag.: 4

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2003     4 - DATE - 03/31/2003
-------------------------------------------------------------------------------------------------------------------
1.2.3           OTHERS                                                               39,594                 39,361
-------------------------------------------------------------------------------------------------------------------
1.2.3.1         DEBT SECURITIES                                                                                  -
-------------------------------------------------------------------------------------------------------------------
1.2.3.2         ESCROW DEPOSITS                                                      38,027                 37,793
-------------------------------------------------------------------------------------------------------------------
1.2.3.3         OTHERS                                                                1,567                  1,568
-------------------------------------------------------------------------------------------------------------------
1.3             FIXED ASSETS                                                      6,517,608              4,877,537
-------------------------------------------------------------------------------------------------------------------
1.3.1           INVESTMENTS                                                       3,009,552              1,376,045
-------------------------------------------------------------------------------------------------------------------
1.3.1.1         IN AFFILIATES                                                                                    -
-------------------------------------------------------------------------------------------------------------------
1.3.1.2         IN SUBSIDIARIES                                                   3,009,282              1,375,775
-------------------------------------------------------------------------------------------------------------------
1.3.1.3         OTHER COMPANIES                                                         270                    270
-------------------------------------------------------------------------------------------------------------------
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     3,494,897              3,487,534
-------------------------------------------------------------------------------------------------------------------
1.3.2.1         LAND                                                                453,614                442,361
-------------------------------------------------------------------------------------------------------------------
1.3.2.2         BUILDINGS                                                           398,973                397,746
-------------------------------------------------------------------------------------------------------------------
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,075,585              2,107,907
-------------------------------------------------------------------------------------------------------------------
1.3.2.4         FORESTS                                                             444,495                420,562
-------------------------------------------------------------------------------------------------------------------
1.3.2.5         DATA PROCESSING EQUIPMENTS                                           78,027                 73,175
-------------------------------------------------------------------------------------------------------------------
1.3.2.6         CONSTRUCTION IN PROGRESS                                             44,203                 45,783
-------------------------------------------------------------------------------------------------------------------
1.3.3           DEFERRED CHARGES                                                     13,159                 13,958
-------------------------------------------------------------------------------------------------------------------
1.3.3.1         INDUSTRIAL                                                           12,908                 13,634
-------------------------------------------------------------------------------------------------------------------
1.3.3.2         FORESTS                                                                   -                      -
-------------------------------------------------------------------------------------------------------------------
1.3.3.3         ADMINISTRATIVE                                                            -                      -
-------------------------------------------------------------------------------------------------------------------
1.3.3.4         OTHERS                                                                  251                    324
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         Pag.: 5

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2003     4 - DATE - 03/31/2003
-------------------------------------------------------------------------------------------------------------------
2               TOTAL LIABILITIES                                                 7,976,077              7,193,222
-------------------------------------------------------------------------------------------------------------------
2.1             CURRENT LIABILITIES                                               2,270,347              2,505,338
-------------------------------------------------------------------------------------------------------------------
2.1.1           LOANS AND FINANCING                                               1,497,504              1,841,255
-------------------------------------------------------------------------------------------------------------------
2.1.2           DEBENTURES                                                                -                      -
-------------------------------------------------------------------------------------------------------------------
2.1.3           SUPPLIERS                                                           251,421                140,858
-------------------------------------------------------------------------------------------------------------------
2.1.4           TAXES                                                               189,835                127,090
-------------------------------------------------------------------------------------------------------------------
2.1.5           DIVIDENDS PAYABLE                                                     1,486                  1,011
-------------------------------------------------------------------------------------------------------------------
2.1.6           PROVISIONS                                                           16,083                 11,325
-------------------------------------------------------------------------------------------------------------------
2.1.6.1         VACATION AND 13rd  SALARY                                            10,516                  8,578
-------------------------------------------------------------------------------------------------------------------
2.1.6.2         PROFIT SHARING                                                        5,567                  2,747
-------------------------------------------------------------------------------------------------------------------
2.1.7           LOANS FROM RELATED PARTIES                                          292,457                133,585
-------------------------------------------------------------------------------------------------------------------
2.1.7.1         ADVANCES FROM SUBSIDIAIES                                           292,190                133,351
-------------------------------------------------------------------------------------------------------------------
2.1.7.2         OTHERS                                                                    -                      -
-------------------------------------------------------------------------------------------------------------------
2.1.7.3         OTHER DEBTS TO SUBSIDIARIES                                             267                    234
-------------------------------------------------------------------------------------------------------------------
2.1.8           OTHERS                                                               21,561                250,214
-------------------------------------------------------------------------------------------------------------------
2.1.8.1         OTHERS                                                               21,561                  2,883
-------------------------------------------------------------------------------------------------------------------
2.1.8.2         PROPOSED DIVIDENDS                                                        -                247,331
-------------------------------------------------------------------------------------------------------------------
2.2             LONG-TERM LIABILITIES                                             2,879,205              2,086,004
-------------------------------------------------------------------------------------------------------------------
2.2.1           LOANS AND FINANCING                                                 861,429                772,531
-------------------------------------------------------------------------------------------------------------------
2.2.2           DEBENTURES                                                                -                      -
-------------------------------------------------------------------------------------------------------------------
2.2.3           PROVISION                                                           233,930                195,179
-------------------------------------------------------------------------------------------------------------------
2.2.3.1         LABOR CONTINGENCIES                                                  15,503                 14,718
-------------------------------------------------------------------------------------------------------------------
2.2.3.2         TAX CONTINGENCIES                                                   194,916                174,841
-------------------------------------------------------------------------------------------------------------------
2.2.3.3         OTHERS                                                               23,511                  5,620
-------------------------------------------------------------------------------------------------------------------
2.2.4           LOANS FROM RELATED PARTIES                                        1,720,807              1,045,050
-------------------------------------------------------------------------------------------------------------------
2.2.4.1         ADVANCES FROM SUBSIDIARIES                                        1,720,807              1,045,050
-------------------------------------------------------------------------------------------------------------------
2.2.5           OTHERS                                                               63,039                 73,244
-------------------------------------------------------------------------------------------------------------------
2.2.5.01        SUPPLIERS                                                            52,634                 63,281
-------------------------------------------------------------------------------------------------------------------
2.2.5.02        OTHERS                                                               10,405                  9,963
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         Pag.: 6

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2003     4 - DATE - 03/31/2003
-------------------------------------------------------------------------------------------------------------------
2.5             STOCKHOLDER'S EQUITY                                              2,826,525              2,601,880
-------------------------------------------------------------------------------------------------------------------
2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507
-------------------------------------------------------------------------------------------------------------------
2.5.1.1         COMMON STOCK                                                        783,599                783,599
-------------------------------------------------------------------------------------------------------------------
2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908
-------------------------------------------------------------------------------------------------------------------
2.5.2           CAPITAL RESERVES                                                     66,575                 35,841
-------------------------------------------------------------------------------------------------------------------
2.5.3           REVALUATION RESERVE                                                       -                      -
-------------------------------------------------------------------------------------------------------------------
2.5.3.1         OWN ASSETS                                                                -                      -
-------------------------------------------------------------------------------------------------------------------
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 -                      -
-------------------------------------------------------------------------------------------------------------------
2.5.4           REVENUE RESERVES                                                    338,187                405,865
-------------------------------------------------------------------------------------------------------------------
2.5.4.1         LEGAL                                                               125,972                125,972
-------------------------------------------------------------------------------------------------------------------
2.5.4.2         STATUTORY                                                                 -                      -
-------------------------------------------------------------------------------------------------------------------
2.5.4.3         FOR CONTINGENCIES                                                         -                      -
-------------------------------------------------------------------------------------------------------------------
2.5.4.4         UNREALIZED INCOME                                                         -                      -
-------------------------------------------------------------------------------------------------------------------
2.5.4.5         FOR INVESTMENTS                                                     220,366                288,035
-------------------------------------------------------------------------------------------------------------------
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                                            -
-------------------------------------------------------------------------------------------------------------------
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,151)                (8,142)
-------------------------------------------------------------------------------------------------------------------
2.5.4.7.1       TREASURY STOCK                                                      (8,151)                (8,142)
-------------------------------------------------------------------------------------------------------------------
2.5.5           RETAINED EARNINGS                                                   567,256                305,667
-------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                         Pag.: 7

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$
------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                                     3-FROM : 04/01/2003  4-FROM : 01/01/2003
                                                                                  TO :   06/30/2003    TO :   06/30/2003


-------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                                               673,330           1,341,464
-------------------------------------------------------------------------------------------------------------------------
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                (1,879)             (4,856)
-------------------------------------------------------------------------------------------------------------------------
3.3         NET SALES REVENUE                                                               671,451           1,336,608
-------------------------------------------------------------------------------------------------------------------------
3.4         COST OF GOODS SOLD                                                            (308,968)           (617,220)
-------------------------------------------------------------------------------------------------------------------------
3.5         GROSS PROFIT                                                                    362,483             719,388
-------------------------------------------------------------------------------------------------------------------------
3.6         OPERATING (EXPENSES) INCOME                                                     109,676             212,050
-------------------------------------------------------------------------------------------------------------------------
3.6.1       SELLING                                                                         (7,853)            (14,846)
-------------------------------------------------------------------------------------------------------------------------
3.6.2       GENERAL AND ADMINISTRATIVE                                                     (10,232)            (23,765)
-------------------------------------------------------------------------------------------------------------------------
3.6.3       FINANCIAL                                                                       285,279             434,511
-------------------------------------------------------------------------------------------------------------------------
3.6.3.1     FINANCIAL INCOME                                                               (43,155)              16,350
-------------------------------------------------------------------------------------------------------------------------
3.6.3.2     FINANCIAL EXPENSES                                                              328,434             418,161
-------------------------------------------------------------------------------------------------------------------------
3.6.4       OTHER OPERATING INCOME                                                            1,866               2,969
-------------------------------------------------------------------------------------------------------------------------
3.6.5       OTHER OPERATING EXPENSES                                                       (23,744)            (42,238)
-------------------------------------------------------------------------------------------------------------------------
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                        (135,640)           (144,581)
-------------------------------------------------------------------------------------------------------------------------
3.7         OPERATING INCOME (LOSS)                                                         472,159             931,438
-------------------------------------------------------------------------------------------------------------------------
3.8         NON-OPERATING (EXPENSES)  INCOME                                                (1,056)            (19,618)
-------------------------------------------------------------------------------------------------------------------------
3.8.1       INCOME                                                                            1,288               1,393
-------------------------------------------------------------------------------------------------------------------------
3.8.2       EXPENSES                                                                        (2,344)            (21,011)
-------------------------------------------------------------------------------------------------------------------------
3.9         INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION                    471,103             911,820
-------------------------------------------------------------------------------------------------------------------------
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                            (191,623)           (312,701)
-------------------------------------------------------------------------------------------------------------------------
3.11        DEFERRED INCOME TAX ES                                                         (17,891)            (31,863)
-------------------------------------------------------------------------------------------------------------------------
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                   0                   0
-------------------------------------------------------------------------------------------------------------------------
3.12.1      REMUNERATION                                                                          0                   0
-------------------------------------------------------------------------------------------------------------------------
3.12.2      APPROPRIATIONS                                                                        0                   0
-------------------------------------------------------------------------------------------------------------------------
3.15        NET INCOME (LOSS) FOR THE PERIOD                                                261,589             567,256
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
            CAPITAL STOCK-QUANTITY (THOUSANDS)                                            1,030,693           1,030,693
-------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER SHARE                                                              0.25380             0.55036
-------------------------------------------------------------------------------------------------------------------------
            LOSS PER SHARE                                                                        -                   -
-------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION                                                     5-FROM : 04/01/2002  6 -- FROM :
                                                                                  TO :   06/30/2002  01/01/2002
                                                                                                          TO:
                                                                                                     06/30/2002
--------------------------------------------------------------------------------------------------------------------------
3.1         GROSS SALES AND SERVICES  REVENUE                                               291,193               513,997
--------------------------------------------------------------------------------------------------------------------------
3.2         SALES TAXES AND OTHER DEDUCTIONS                                                (1,168)               (2,579)
--------------------------------------------------------------------------------------------------------------------------
3.3         NET SALES REVENUE                                                               290,025               511,418
--------------------------------------------------------------------------------------------------------------------------
3.4         COST OF GOODS SOLD                                                            (229,804)             (418,037)
--------------------------------------------------------------------------------------------------------------------------
3.5         GROSS PROFIT                                                                     60,221                93,381
--------------------------------------------------------------------------------------------------------------------------
3.6         OPERATING (EXPENSES) INCOME                                                   (237,086)             (247,408)
--------------------------------------------------------------------------------------------------------------------------
3.6.1       SELLING                                                                         (5,873)              (10,667)
--------------------------------------------------------------------------------------------------------------------------
3.6.2       GENERAL AND ADMINISTRATIVE                                                     (12,123)              (22,650)
--------------------------------------------------------------------------------------------------------------------------
3.6.3       FINANCIAL                                                                     (400,508)             (418,724)
--------------------------------------------------------------------------------------------------------------------------
3.6.3.1     FINANCIAL INCOME                                                                 92,277               125,205
--------------------------------------------------------------------------------------------------------------------------
3.6.3.2     FINANCIAL EXPENSES                                                            (492,785)             (543,929)
--------------------------------------------------------------------------------------------------------------------------
3.6.4       OTHER OPERATING INCOME                                                              495                   867
--------------------------------------------------------------------------------------------------------------------------
3.6.5       OTHER OPERATING EXPENSES                                                        (5,852)               (9,628)
--------------------------------------------------------------------------------------------------------------------------
3.6.6       EQUITY IN THE RESULTS OF  SUBSIDIARIES                                          186,775               213,394
--------------------------------------------------------------------------------------------------------------------------
3.7         OPERATING INCOME (LOSS)                                                       (176,865)             (154,027)
--------------------------------------------------------------------------------------------------------------------------
3.8         NON-OPERATING (EXPENSES)  INCOME                                                (2,753)               (3,454)
--------------------------------------------------------------------------------------------------------------------------
3.8.1       INCOME                                                                            1,862                 2,577
--------------------------------------------------------------------------------------------------------------------------
3.8.2       EXPENSES                                                                        (4,615)               (6,031)
--------------------------------------------------------------------------------------------------------------------------
3.9         INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION                  (179,618)             (157,481)
--------------------------------------------------------------------------------------------------------------------------
3.10        INCOME TAX AND SOCIAL CONTRIBUTION                                               73,134                62,063
--------------------------------------------------------------------------------------------------------------------------
3.11        DEFERRED INCOME TAX ES                                                           16,820                14,726
--------------------------------------------------------------------------------------------------------------------------
3.12        MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                                   0                     0
--------------------------------------------------------------------------------------------------------------------------
3.12.1      REMUNERATION                                                                          0                     0
--------------------------------------------------------------------------------------------------------------------------
3.12.2      APPROPRIATIONS                                                                        0                     0
--------------------------------------------------------------------------------------------------------------------------
3.15        NET INCOME (LOSS) FOR THE PERIOD                                               (89,664)              (80,692)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
            CAPITAL STOCK-QUANTITY (THOUSANDS)                                           1,032,071             1,032,071
--------------------------------------------------------------------------------------------------------------------------
            EARNINGS PER SHARE
--------------------------------------------------------------------------------------------------------------------------
            LOSS PER SHARE                                                               (0.08688)             (0.07818)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         Pag.: 8

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

                                                                    R$ Thousands
1   Operations


    The Company, based in Aracruz, in the state of Espirito Santo, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 1,940 thousand tons per annum.

    The Company's operations are integrated with those of its subsidiaries, which operate in: (i) distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc.), (ii) port services (Portocel - Specialized Terminal of Barra of the Riacho S.A.), (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A.) and (iv) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

    On February 24, 1997, Aracruz Produtos de Madeira S.A. was incorporated as a wholly-owned subsidiary of Aracruz Celulose S.A., with the objective of manufacturing solid wood products, and began its operations in August 1999.

    In 2000, Aracruz Celulose S.A. signed an agreement acquire a 45% interest in Veracel Celulose S.A.(at present 50%) The final agreement includes a purchase contract for Aracruz Celulose S.A., to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. during the period from 2002 to 2004. Aracruz and Stora Enzo divulged their decision to construct the Veracel factory in May 2003,. Construction has started on the plant, which will have an annual production capacity for cellulose of 900 thousand tons and is expected to be concluded in two years. The total investment will reach approximately US$ 1.25 billion, US$ 300 million of which has already been invested in forests and infrastructure, including roads and a specialized port. The plan for implementation of Veracel's eucalyptus tree forests in the state of Bahia will continue and will be expanded.


    The total accumulated investment in the Fiberline C project (mill, land, forest and other infrastructure) as acumulated of R$ 1,653 million. The new unit became operational in May, 2002 and reached full capacity in November, 2002.

    The increase in the production capacity of the Aracruz plant resulted in additional demands of wood originated from the South of the State of Bahia, and in the construction of a port terminal in Caravelas, State of Bahia, to transport wood through barges. The total estimated investment amounts to approximately US$ 20 million and the transport of wood begun on March 2003. The project also includes building an extension to Portocel - Terminal Especializado de Barra do Riacho located at Barra do Riacho, State of Espirito Santo.

    In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests in the amounth of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The Company recorded its activities in this operation as follows: R$ 96.7 million as accounts payable in short and long-terms; and R$ 24.8 million in the heading "trade accounts receivable" in short and long-terms. As a result of this operation, Aracruz and Bahia Sul started each to control half of the assets. Aracruz will pay the total net amount in 12 installments that three of those have already paid through June 30,2003.

    Aracruz Celulose S.A. and its subsidiary , Aracruz Trading S.A., acquired control of Riocell S.A. on June 30, 2003. This acquisition was made through the acquisition of 108,000 thousand common shares issued by Riocell, which represent 40% of total shares outstanding or 51.5% of shares with voting


--------------------------------------------------------------------------------
                                                                         Pag.: 9

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------

                   04.01 - NOTES TO THE FINANCIAL INFORMATION

    rights. The purchase amounted to R$ 1,758,728 thousand (equivalent to US$ 610,500 thousand). A total of R$ 1,641,127 thousand was paid in cash and a promissory note payable at sight was signed for R$ 117,601 thousand. Goodwill of R$ 989,972 thousand was recognized on this transaction (See note
    10). The consolidated financial statements for the quarter ended June 30, 2003 contain information on Riocell's accounts.

    On July 2, 2003, Riocell repurchased 101,861 thousand of its own common shares and 60,000 thousand preferred shares for R$ 1,126,099 (R$ 1,008,469 thousand in cash and promissory note for R$ 117,601) to held by treasury and subsequently cancelled without reducing its share capital. After such repurchase, Aracruz held 100% of Riocell's stockholders' equity. The promissory note might not be fully settled as a result of the adjustments expected in transactions of this nature Riocell, which is located in Guaiba State of Rio Grande do Sul, produces bleached eucalyptus cellulose and exports most of its production. Its current production capacity is 400 thousand tons of cellulose. The Company's forestry operations include 40 thousand hectares of eucalyptus trees.

2   Significant accounting principles


    The financial statements have been prepared in accordance with the requirements of Brazilian Corporate Law which, in accordance with Law No. 9,249/95, no longer requires recognition of the effects of inflation on the financial statements.

    a) Income statement items are recorded based on the accrual method.

    b) Inventories are stated at the lower of market value (net realizable value) or replacement cost and the average cost of production or acquisition.

    c) Short and long-term assets are stated at their realizable values including, when applicable, interest earned.

    d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: i) valuation of investments in affiliated company accounted for by the equity method, based on financial information as of March 31, 2003; ii) depreciation on straight-line basis over the related assets' estimated useful lives; iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; such costs are deferred and included in the cost of future harvests.

    e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges.

    f) The consolidated financial statements include the financial statements of Aracruz Celulose S.A. and its subsidiaries - Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Riocell S.A. and a interest Veracel Celulose S.A.

    The consolidation procedures for the balance sheet and the statements of income and of changes in financial position reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments, (ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, and (iii) the effects of significant transactions between these companies.



--------------------------------------------------------------------------------
                                                                        Pag.: 10

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------

                   04.01 - NOTES TO THE FINANCIAL INFORMATION

    In accordance with Brazilian Securities Commission(CVM) Instruction 247/96, the company proportionally consolidated its interest in Veracel Celulose S.A. because control of the Veracel Celulose S.A. is shared in accordance with the shareholders' agreement.

    g) In order to improve the information provided to the market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

    The Statement of Cash Flows was prepared in accordance with NPC-20, considering the operations that have influence in cash and cash equivalents of the Company, except those securities with maturities over 90 days. This statement is divided among operating, investing and financing activities.

    The Statement of Value Added prepared by the Company presents the result of the operations of the generation point of view and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: the employees, the government, the capital of third and the own capital.



3   Cash and cash equivalents - Consolidated

    At June 30, 2003, available funds amounted to R$ 1,153 million, of which R$ 1,064 million was invested in local currency and the major part of the R$ 89 million in liquid deposit certificates abroad through its subsidiary Aracruz Trading S.A.

    The amount of R$ 1,008 million that was included in consolidated cash and banks as of June 30, 2003 was used by Riocell to repurchase its own shares from Klabin S.A. (See note 1) on July 2, 2003. The ownership interest of Klabin is shown under minority interest in the consolidated figures.

4   Debt securities

    The Company's debt securities available-for-sale are comprised and certificates of deposit with prime institutions in Brazil with daily liquidity, and maturities from Agust 2003 until June 2006.



5   Trade accounts receivable - PULP

                                          Parent company            Consolidated
                                  ----------------------  ----------------------
                                  06/30/2003  03/31/2003  06/30/2003  03/31/2003
                                  ----------  ----------  ----------  ----------

Domestic sales                        11,900      17,174     117,350      17,174
Export sales
  Subsidiaries                       517,257     233,275
  Others                                  85                 389,103     435,943
Allowance for doubtful accounts     (167,725)    (20,119)
                                  ----------  ----------  ----------  ----------

                                     361,517     230,330     506,453     453,117
                                  ==========  ==========  ==========  ==========

6   Related parties

--------------------------------------------------------------------------------
                                                                        Pag.: 11

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------

                   04.01 - NOTES TO THE FINANCIAL INFORMATION

    Transactions with related parties are at values, terms and financial charges contracted at market conditions and can be shown as follows:

(a) Subsidiaries

                                                                                                     Parent Company
                            ---------------------------------------------------------------------------------------
                                                                     Portocel
                                                       Mucuri        Terminal       Aracruz
                              Aracruz     Veracel       Agro-   Especializado      Produtos                   Total
                              Trading    Celulose   florestal     de Barra do    de Madeira   ---------------------
                                 S.A.        S.A.        S.A.      Riacho S.A.          S.A.       2003        2003
                            ---------   ---------   ---------   --------------   -----------  ---------   ---------
Balance sheet                                                                                      June       March
                                                                                              ---------   ---------
Current assets  (i)           349,532                                                    10     349,542     233,299
Long-term assets                                          655             242           379       1,276       1,038
Current liabilities (ii)      738,283      15,016                         267                   753,566     661,339

Long-term liabilities       1,720,807                                                         1,720,807   1,045,050

                                                                                                   2003        2002
                                                                                              ---------   ---------
Transactions during the                                                                            June        June
 six-month period ended                                                                       ---------   ---------
 June 30

Sales                       1,318,498                                                   113   1,318,611     467,025
Purchase of wood                          110,177                                               110,177      28,762
Financial expenses,           225,733                                                           225,733     271,689
(income) net

    (i) Recognized in the balance sheet at the net values of the exchange advances delivered ("ACE"): Aracruz Trading - R$ 167,725 (2002 - R$ 20,119).

    (ii) Supplies and Financings were included.

    Also, on June 30, 2003 Aracruz Celulose S.A. had a promissory note from Riocell S.A. in the amount of R$ 117.601.


(b) Stockholder and affiliated company

                                                                                                                      Consolidated
                                             --------------------------------------------------------------------------------------
                                                                     Stockholder    Affiliated company
                                             ------------------------------------  --------------------
                                                BNDES - National
                                               Bank for Economic                                                             Total
                                                      and Social            Bank           James River   --------------------------
                                                     Development      Safra S.A.           Corporation          2003          2003
                                             --------------------  --------------  --------------------  ------------  ------------

Balance sheet                                                                                                   June         March
                                                                                                         ------------  ------------

Current assets                                                                14                 6,928         6,942         9,966
Current liabilities                                      215,081                                             215,081       207,592
Long-term liabilities                                    698,963                                             698,963       759,527

                                                                                                                2003          2002
                                                                                                         ------------  ------------

Transactions during the six-month period
ended June 30                                                                                                   June          June
                                                                                                         ------------  ------------

Sales of goods                                                                                  43,834        43,834        36,657
Financial expenses (income)                               10,782                                 2,122        12,904        68,597




--------------------------------------------------------------------------------
                                                                        Pag.: 12

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------

                   04.01 - NOTES TO THE FINANCIAL INFORMATION

7   Taxes recoverable
(a) Tax credits

                                                                           Parent Company                             Consolidated
                                                       -----------------------------------  ---------------------------------------
                                                            06/30/2003         03/31/2003          06/30/2003           03/31/2003
                                                       ----------------  -----------------  ------------------  -------------------

Deferred income tax and social contribution
Tax loss carryforwards                                                                                   3,166                7,469
Temporary differences (i)                                       (23,511)            (5,620)            (22,746)              (5,620)
                                                                -

Negative basis for social contribution on                                                               39,749               24,042
earnings
Social contribution on earnings - estimate                                                               1,219                2,790

Income tax to be recovered or offset
Income tax  resulting from the  monetary
   correction differential between  the IPC and
   BTNF indexes - provided for by article 3 of
   Law NO. 8,200/91                                              44,038             43,070              44,038               43,070
   Withholding income tax on securities                          87,938            195,788              90,407              197,820
Income tax on securities - not withheld                             162                437                 223                  474
Income tax - estimated                                                                                   1,216
Value-added tax on sales and services - ICMS  (ii)
                                                                228,894            211,941             242,901              215,115
Valuation allowance of ICMS                                    (228,894)          (211,941)           (228,894)            (211,941)
Others                                                           31,503             27,270              32,319               27,383
                                                       ----------------  -----------------  ------------------  -------------------
                                                                140,130            260,945             203,598              300,602
Short-term                                                     (163,641)          (266,565)           (212,971)            (295,821)
                                                       ----------------  -----------------  ------------------  -------------------
Long-term                                                       (23,511)            (5,620)             (9,373)               4,781

(i)  The temporary differences are presented net

(ii) Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits. Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated.

     In September of 2002, the Company petitioned lawsuit against Espirito Saint State, to have guaranteed the right of circulating the accumulated credits of current ICMS of acquisitions of goods used in the pulp production. The lawsuit amounted approximately R$ 138 million.


(b) Income tax and social contribution in the statement of operations result from:

--------------------------------------------------------------------------------
                                                                        Pag.: 13

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------

                   04.01 - NOTES TO THE FINANCIAL INFORMATION


                                                       Parent Company                  Consolidated

                                                 06/30/2003       06/30/2002       06/30/2003       06/30/2002
                                            ---------------  ---------------  ----------------  ---------------

Net income before income
  tax, social contribution  and
  minority interest                                 911,820         (157,481)         893,822         (161,897)
                                            ---------------  ---------------  ----------------  ---------------

  Income tax and social contribution
    at enacted rates of 34%                         310,019          (53,544)         303,899          (55,045)

Adjustments to derive effective
  tax rate

  Equity in results of subsidiaries -
    non-taxable  (i)                                 65,112          (27,131)          65,112          (27,131)
Depreciation, amortization,
    depletion and disposals -
    Art. 2. Law 8200/91                               1,712            3,133            1,712            3,133
Contributions and donations                             127              242              127              242
  Other permanent differences                           236              511            7,279           (3,413)
  Reversal of provision related to
     plano verao (note 12(e))                       (32,642)                          (32,642)
  Unrealized income                                                                       650              (33)
                                            ---------------  ---------------  ----------------  ---------------

  Income tax and social contribution                344,564          (76,789)         346,137          (82,247)
                                            ===============  ================ ===============   ==============
  Income tax and social contribution
    Current                                         312,701          (62,063)         315,721          (61,208)
    Deferred                                         31,863          (14,726)          30,416          (21,039)

(i) As a result of the recent changes in the Brazilian tax legislation regarding the taxation of income recorded by foreign subsidiaries, introduced by Provisional Measure No. 2158-34 of June 29, 2001, the Company established a provision for income taxes on its foreign subsidiaries taxable income, of the approximately R$ 15,954 (June 2002 - R$ 76,900). Tax credits are presented net of the provision.

--------------------------------------------------------------------------------
                                                                        Pag.: 14

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
04.01 - NOTES TO THE FINANCIAL INFORMATION
--------------------------------------------------------------------------------

8   Investments - parent company

                                                                                                                                2003
                               -----------------------------------------------------------------------------------------------------
                                                                          Portocel
                                                                           Terminal      Aracruz
                                 Aracruz     Aracruz         Mucuri   Especializado    rodutos de    Veracel
                                 Trading     Celulose   Agroflorestal        de Barra      Madeira   Celulose    Riocell
                                     S.A  (USA), Inc.           S.A.  do Riacho S.A.         S.A.   S.A. (i)  S.A. (ii)       Total
                               ---------- ------------ -------------- --------------- ------------ ---------- ---------- ----------


In subsidiaries
 Interest in total
 capital - %                        100          100            100              51          100         50         39
                              ----------  ----------- -------------- --------------- ------------ ---------- ----------
 At June 30, 2003
 Subscribled and paid-up
   capital                      472,293          574         71,130           1,248      124,450    332,965    269,861
 Stockholders' equity           940,694       12,537         69,004           1,672       62,835    313,050  1,821,892
 Net income for the quartes       8,827       (1,363)                           266       (3,374)    23,904      1,853
 Investment movement
 At April 01                  1,081,678       15,907         69,004             718       66,209    114,876              1,348,392
 Aquisition of controlling
   interest                                                                                                    751,169     751,169
 Additional paid-in capital                                                                          29,697                 29,697
 Equity in the results of
    subsidiaries (ii)          (140,984)      (3,370)                           136       (3,374)    11,952               (135,640)
                               ---------- ------------ -------------- --------------- ------------ ---------- ---------- -----------

 At June 30                     940,694       12,537         69,004             854       62,835    156,525    751,169   1,993,618
                               ---------- ------------ -------------- --------------- ------------ ---------- ---------- -----------

 Acquisition of investment
   goodwill                                                                                          50,305    989,972   1,040,277
 Goodwill amortization                                                                              (24,613)               (24,613)

                              ----------  ----------- -------------- --------------- ------------ ---------- ----------  ----------

 At June 30                     940,694       12,537         69,004             854       62,835    182,217  1,741,141   3,009,282
                              ----------  ----------- -------------- --------------- ------------ ---------- ----------  ----------


 Other investments, derived
  substantially from fiscal                                                                                                    270
  incentives                                                                                                             ----------

                                                                                                                         3,009,552
                                                                                                                         ----------



--------------------------------------------------------------------------------
                                                                        Pag.: 15

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

(i) The goodwill paid in the purchase of the interest in Veracel Celulose S.A. was based on the market value and the future profitability of the Company's assets. In the secind quarter of 2003, R$ 24,308 was amortized, in addition to the goodwill amortization amounting to R$ 16,803, which corresponds to an unrelated portion because it represents the purchase of 5% in January 2003.

      The amortization criteria for the portion of the goodwill based on the market value of the assets will be in accordance with the realization of the market value, while the portion of the goodwill based on future profitability will be allocated to the cost of forest formation and recognized in the statement of operations in the period the forests are cut.

(ii) The goodwill paid on June 30, 2003 rose from acquisition of the investment in Riocell will begin to be amortized beginning in the next quarter. Management will be evaluating the best way to distribute the goodwill in this transaction between the market value of assets and future profitability attributable to their use, as well as criteria for amortization during this quarter.

(iii) The effect of exchange rate over investiments abroad is recorded in "results of equity"

9   Property, plant and equipment


                                                                                                                            2003
                                                                 ----------------------------------------------------------------

                                                                                                           June            March
                                                                 -----------------------------------------------  ---------------

                                                   Annual rate
                                                     of depre-                     Depletion /
                                                     ciation %           Cost     depreciation              Net              Net
                                               ----------------  -------------  ---------------  ---------------  ---------------

Parent Company

Land                                                                  453,614                           453,614          442,361
Industrial and forestry equipment                      4 to 25      3,429,144        1,353,559        2,075,585        2,107,907
Forests                                                    (*)        505,010           60,515          444,495          420,562
Buildings and improvements                            4 and 10        801,547          402,574          398,973          397,746
Data processing equipment                                   20         69,334           49,590           19,744           21,038
Administrative and other facilities               4, 10 and 20         65,570           41,111           24,459           24,745
Construction in progress                                               78,027                            78,027           73,175
                                                                 -------------  ---------------  ---------------  ---------------

Total parent company                                                5,402,246        1,907,349        3,494,897        3,487,534

Subsidiaries

Land                                                                  172,049                           172,049          127,689
Industrial and forestry equipment                      4 to 20        934,982          404,209          530,773           35,893
Forests                                                    (*)        216,549           62,854          153,695           94,885
Buildings and improvements                            4 and 10        114,872           51,478           63,394           36,329
Data processing equipment                                   20         15,291           12,633            2,658            1,641
Administrative and other facilities               4, 10 and 20         36,692            7,507           29,185            1,885
Construction in progress                                               54,093                            54,093            2,841
                                                                 -------------  ---------------  ---------------  ---------------

Total consolidated                                                  6,946,774        2,446,030        4,500,744        3,788,697
                                                                 =============  ===============  ===============  ===============



(*) Depleted in accordance with criteria described in Note 2(d).

      The increase of property, plant and equipment is related to aquisition of Riocell (See Note 1).


--------------------------------------------------------------------------------
                                                                        Pag.: 16

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------


The depletion and depreciation for the three-month period ended June 30, 2003 and 2002 were appropriated as follows:

                                                        Parent company
                                                        and consolidated

                                                    2003                2002
                                     ---------------------------------------
Parent Company

Industrial and forestry costs                   69,933                53,943
Operating expenses                               1,192                 1,872
                                     -----------------               -------
                                                71,125                55,815
Subsidiaries

Industrial and forestry costs                    3,945                 2,200
Operating expenses                                 143                   112
                                     -----------------   -------------------

Consolidated total                                75,213              58,127
                                     ===================  ==================



--------------------------------------------------------------------------------
                                                                        Pag.: 17

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

10   Loans and financing

                                                                Parent Company                    Consolidated

                                  Annual rate
                                  of interest
                                            %     06/30/2003        03/31/2003       06/30/2003     03/31/2003
                                -------------  -------------   ---------------  ---------------  -------------


Local currency / "basket
  of currencies"
Loans indexed to TJLP             7.8  to  11        666,866           669,406          728,584        736,254

Loans indexed to "basket
of currencies"               11.45  to  11.84        145,805           171,209          145,805        171,209

Loans indexed to
  other currency                         8.75          9,531            10,441            9,531         10,441

Foreign currency (US Dolar)
  Loans linked to
    securitization of
    export receivables                  5.98                                            721,461        842,316
  Eurobonds                                9         446,093           509,503
    Advances on export
       contract/Prepayment         1.47  to 8        994,640         1,118,505          994,640      1,118,505
  Loans / financings US$        2.89  to  5.1                                           167,725         20,119
Other loans and  working
    capital                       2.43 to 3.2                                           804,160
   financings                    1.62 to 7.08         95,998           134,722          306,946        466,886
                                               -------------   ---------------  ---------------  -------------

                                                   2,358,933         2,613,786        3,878,852     3,365,730
Current portion (including
  accrued interest)                               (1,497,504)      (1,841,255)       (2,252,257)  (1,596,703)
                                               --------------  --------------   ---------------- -----------

Long-term maturities                                 861,429           772,531        1,626,595      1,769,027
                                               =============   ===============  ===============  =============

2004                                                 246,547           141,471          325,594        342,622
2005                                                 144,790           149,492          302,951        331,634
2006                                                 142,195           146,371          301,986        331,558
2007 to 2011                                         327,897           335,197          696,064        763,213
                                               -------------   ---------------  ---------------  -------------

                                                     861,429           772,531        1,626,595      1,769,027
                                               =============   ===============  ===============  =============


     At June 30, 2003, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 852,755 (March 2003 - R$ 900,294), mainly with its stockholder BNDES - National Bank for Economic and Social Development, subject to annual interest rates ranging from 2.41% and 11.84% to be amortized in the period from 2003 to 2009.

     The loans with BNDES have mortgages, at various degrees, for the plant, the lands and the forests and with statutory lien for the machines and equipments, which were borrowed.

     As from February through June 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.49% to 3.24%. The amount

--------------------------------------------------------------------------------
                                                                        Pag.: 18

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     of US$ 50 million was amortized in May 2003 and the remaining balance will be amortized in the period from September 2003 to April 2004.

     In June 2003, Aracruz Celulose S.A. obtained US$ 60 million in pre-export financing for amortization in December 2004, paying interest of 4.20%.

     In June 2003, Aracruz Trading S.A obtained US$ 280 million in short-term financing which matures in August 2003, paying annual interest rates of from 2.43% to 3.20%.

     Aracruz Trading S.A. obtained US$ 100 million in long-term financing guaranteed by future exports of Aracruz Celulose S.A., paying annual interest rates of 2.54% and 2.75%. This financing matures in May and June 2004 and can be repaid in advance. The amounts of US$ 37.5 million and US$
     25.0 million were repaid in advance in December 2002 and May 2003, respectively. At June 30, 2003, the principal remained was US$ 37.5 million.

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

     At June 30, 2003, Aracruz Celulose S.A. holds in treasury 180,000 debentures, with a unit value of R$ 1,906.86 (March 2003 - R$ 1,854.81), issued in 1982 and 1990 and repurchased in 1992.


11   Financial Instruments
     (CVM Instruction NO. 235/95)


(a)  Risk management

     The Company operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

     The exposure of the company to liabilities in US dollar does not represent risk of the economical and financial point of view, the future obligations of payments in local currency of the liabilities harnessed to the exchange are compensated by the operational income, once almost the totality of the sales is exported.

     Also derivative financial instruments are used by the management of the Company to mitigate the exchange risks and of interest.

(b)  Market value

--------------------------------------------------------------------------------
                                                                        Pag.: 19

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

     The estimated market values of the Company's financial instruments at June 30, 2003 can be summarized as follows:


Financial Instruments                                         Parent Company                             Consolidated
                                       --------------------------------------   --------------------------------------

                                               Accounting         Market              Accounting             Market
                                       --------------------    --------------   -------------------  -----------------
Assets

Cash and cash equivalents                             187               187                43,079             43,079
Marketable securities                               9,850             9,850             1,110,077          1,110,077
Debt securities                                   627,130           627,130               627,130            627,130

Liabilities

Short and long-term financing
  (interests included) (i)                      2,526,658         2,526,658             3,878,852         3,935,366


(i) The parent company's figures include Export Contract Advances in the amount of R$ 167,725, which reduce the "Accounts receivable - Pulp" balance.

     Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.



(c)  Financial derivatives

     At June 30, 2003, financial derivatives comprised 1,100 contracts of future interbank deposit (DI) (Futures and Commodities Exchange - BM&F) with net notional value of R$ 97 million (US$ 34 million), 3,260 exchange contracts based on coupon (BM&F) with net notional value of R$ 448 million (US$ 156 million), all falling due in October.


12   Contingencies

     The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

(a)  Labor claims

     The most significant labor claims are in respect of inflation indexes. The outcome of these proceedings has, generally, been favorable to the Company, since the superior labor court has not recognized the existence of acquired rights relating to these indexes.

--------------------------------------------------------------------------------
                                                                        Pag.: 20

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has partially agreed to the claims of the employees, as represented by their Union. The Company has appealed to the Superior Labor Court.

     At June 30, 2003, the Company maintained provisions in the approximate amounts of R$ 4,100 (unhealthy and dangerous work conditions) and R$ 11,400 (other suits), to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 9,700.


(b)  National Institute of Social Security - INSS

     In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The company has filed a defense requesting the cancellation of these assessments.

     At June 30, 2003, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.


(c)  Land demarcation

     The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2,571 hectares of land belonging to the Company, with the Company also committing to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,5 million, restated monthly based on the variation of the IGPM or IPC, or their substitutes, the larger prevailing. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions which stipulate the following principal obligations to the Indian Communities.

     Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement".

     Until March 30, 2003 the Company donated R$ 5,484 (during 2003 - R$ 804) to the Indigenous Communities Association according to the "Terms of Conduet Agreement".

(d)  Pis / Cofins

     The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the majority of COFINS rate. A preliminary injunction was favorable to the Company on April 5, 1999. The total provision accounted for is of R$ 176,800(March 2003 - R$ 152,700), after considering the adjustment for the change in SELIC.

(e)  Income tax and social contribution related to the Plano Verao

--------------------------------------------------------------------------------
                                                                        Pag.: 21

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------


     In December 1994, the Company petitioned the Tribunal Regional Federal da 2(a) regiao (the "Tribunal") to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Tribunal subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began remitting income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630. The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988, respectively.


(f)  ICMS

     Upon conclusion of the ICMS inspection process carried out by the fiscal authorities of Espirito Santo State, the Company received tax assessments in the amount of R$ 68.3 million (Espirito Santo) and R$ 16.8 million (Bahia). Additionally, of the accumulated ICMS credit balance with Espirito Santo State amounting to R$ 85.9 million at May 31, 2001, R$ 63.7 million were approved. The remaining amount of R$ 22.2 million was considered undue.

     Legal opinions expressed by renowned law firms specializing in tax legislation favor a successful outcome of this dispute and the Company, therefore, considers that the tax assessment notices will be cancelled. The establishment of a provision for losses is unnecessary in view of the highly probable successful outcome of this dispute.


(g)  Other

     The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total amount of R$ 18,100. For those and other contingencies, the Company maintained judicial deposit approximately in the amount of R$ 11,300.


13   Tax Incentives

     The Company is located at an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non refundable amounts determined through the profit on tax-incentive activities, as follows:

     (i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

     (ii) Profit related to the volume produced by plants A and B, up to the limit of 1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

     The benefit was granted through ADENE Ordinances, having the Federal Revenue Secretariat recognized the entitlement to this exemption as from December 13, 2002.

--------------------------------------------------------------------------------
                                                                        Pag.: 22

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     At June 30, 2003, this tax incentive benefit amounted to R$ 66,575 (March 2003 - R$ 35,841), and was recorded in "Capital reserve", which can be used only to absorb losses of capital increase.


14 Reconciliation of Shareholders Equity and Results of Operations - Parent Company and Consolidated

                                                                           2003

Stockholders Equity                                      June           March

Shareholders Equity - Parent Company                2,826,525       2,601,880
Unrealized shipping expense                            14,270           9,028
Unrealized profits                                   (139,464)        (84,751)
Income tax over unrealized profits                     39,749          24,042
                                                 ------------   -------------
Shareholders Equity - Consolidated                  2,741,080       2,550,199
                                                 ============   =============

                                                         2003            2002
                                                 ------------   -------------

Results of operations (January to March)                 June            June


Net income  - Parent Company                          567,256          (80,692)
(Unrealized) realized  shipping expense                 1,950           1,457
Realized (unrealized) profits                         (30,845)             24
Income tax over realized (unrealized) profits           9,174            (470)
                                                 ------------   --------------
Net income  - Consolidated                            547,535         (79,681)
                                                 ============   ==============


15   Commitments

     Long-term contracts entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. In December 1999 and May 2002 for the supply of chemical products to Aracruz include clauses for suspension and cancellation of these supply contracts in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which Aracruz assumes an obligation to acquire volumes of chemical products which are conservatively projected for the next six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

                                      * * *


--------------------------------------------------------------------------------
                                                                        Pag.: 23

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------


Supplemental Information

1    Statement of cash flows

                                                                 Parent Company                   Consolidated

                                                                    2nd quarter                    2nd quarter

                                                             2003          2002            2003           2002
                                                    -------------   -----------   -------------  -------------
Operating activities

Net income for the year                                   261,589       (89,664)        227,825       (101,663)
  Adjustments to reconcile net income for the year
    with cash flow provided by operating activities
   Depreciation, amortization and depletion                71,924        57,020          78,063         61,204
   Equity in the results of subsidiaries                  135,640      (186,775)
   Income tax and social contribution                      17,891       (16,819)          7,293        (29,184)
   Exchange and monetary variations                      (432,817)      402,974        (281,775)       312,489
   Provision for contingencies, net                        25,809        11,255          47,932         11,274
   Provision for losses in tax credits                     16,953         3,087          16,953          3,087
   Realization of goodwill                                  1,691         1,311           1,691          1,311
   Tax incentives                                          30,734                        30,734
   Residual value of property, plant and
     equipment disposed of                                   (414)        1,585            (436)         1,741
Decrease (increase) in assets
   Debt securities                                         86,595       (46,588)         86,595        (46,588)
   Accounts receivable                                   (174,505)       (7,259)         65,853        (63,852)
   Inventories                                            (19,604)      (17,078)        (70,598)       (16,915)
   Taxes recoverable                                       85,971       (27,600)         85,230        (27,700)
   Others                                                  (2,235)       (1,054)         (2,434)         5,421
Increase in liabilities
   Suppliers                                               (7,699)        6,546          (1,195)         9,722
   Loans from related parties
     (includes interests)                               1,006,249       (87,355)           (121)           (77)
   Interests on loans and financings                        6,208         8,698          (2,645)        (5,632)
   Social contribution                                     61,553       (71,649)         61,873        (70,988)
   Provisions for litigation and contingency               (4,949)         (938)         (4,949)          (939)
   Others                                                  22,682         5,934           2,951          2,208
                      ------------------------------------------- ------------- --------------- --------------

Cash provided by operating activities                   1,189,266       (54,369)        348,840         44,919
                                                    -------------   ------------  -------------- --------------




--------------------------------------------------------------------------------
                                                                        Pag.: 24

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

                                                                  Parent Company                  Consolidated

                                                                    2nd  quarter                   2nd quarter

                                                              2003          2002            2003           2002
                                                    --------------  ------------     ----------- --------------

Investing activities
   Debt securities                                       828,467         172,116         828,467        172,116
   Additions to permanent assets
   Investments in subsidiaries (*)                    (1,653,237)                       (620,888)
   Fixed assets                                          (79,141)       (158,602)        (87,612)      (167,055)
   Deferred charges                                                                         (873)        (1,041)
      Proceeds received from sale of
          permanente assets                                1,067           1,720           1,100          1,720
                                                     --------------  -----------   -------------  -------------

Cash used in investing activities                       (902,844)       15,234         120,194          5,740
                                                    --------------  ------------  -------------- --------------

Financing activities
   Loans and financings
     Additions                                            515,264       460,052      1,322,795         475,755
     Repayments                                          (487,881)     (241,225)      (461,811)       (326,648)
     Treasure stocks                                           (9)                           (9)
     Dividends(paid)reversed                             (314,525)     (179,710)       (314,525)      (179,727)
                                                    --------------  ------------  -------------- -------------

Cash provided by (used in) financing activities          (287,151)       39,117         546,450        (30,620)
                                                    --------------  ------------  -------------- -------------

Effect of changes in exchange rates on cash
     and cash equivalent                                                                (30,746)        10,438
                                                    --------------  ------------  -------------- -------------
Increase (ecrease) in cash and cash
     equivalents                                             (729)          (18)        984,738         30,477
                                                    --------------  ------------  -------------  -------------

Cash and cash equivalents, beginning of year               10,766           123         168,418         58,453
                                                    -------------   -----------   -------------  -------------

Cash and cash equivalents, end of year                     10,037           105       1,153,156         88,930
                                                    ==============  ============  =============  =============


(*) The investment in Riocell S.A. is shown in the consolidated figures net of the cash received as a result of the acquisition on June 30, 2003.




--------------------------------------------------------------------------------
                                                                        Pag.: 25

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------


2 Statement of value added

                                                                    Parent Company                 Consolidated
                                                      -----------------------------  ---------------------------
                                                                      2nd  quarter                 2nd  quarter
                                                      -----------------------------  ---------------------------
                                                                2003          2002            2003         2002
                                                      ---------------  ------------  -------------- ------------

Income                                                       672,115       288,372         613,600      386,467


Consumables acquired from third parties                     (263,352)     (176,616)       (267,218)    (204,538)
                                                      ---------------  ------------  -------------- ------------

Gross value added                                            408,763       111,756         346,382      181,929

Retentions

   Depreciation, amortization and depletion                  (71,924)      (57,020)        (78,063)     (61,204)
                                                      ---------------  ------------  -------------- ------------

Net value added generated
   by the Company                                            336,839        54,736         268,319      120,725
                                                      ---------------  ------------  -------------- ------------

Received in transfers
   Financial income - including monetary
     and exchange variations                                 (43,155)       92,277         (95,586)     115,436
   Equity in results of subsidiary companies                (135,640)      186,775
                                                      ---------------  ------------  -------------- ------------


Available value for distribution                             158,044       333,788         172,733      236,161
                                                      ===============  ============  ============== ============

Distribution of value added

Government and community
   Taxes and contributions                                   229,504       (91,240)        219,873     (101,903)
   Support, sponsorship and donations                          1,704         1,236           1,735        1,260

Employees                                                     29,111        26,611          33,274       29,413

Interest on third parties' capital
   Financial expenses                                       (363,864)      491,871        (309,974)     414,080
   Capitalized interest                                                     (5,026)                      (5,026)


Income withheld                                              261,589       (89,664)        227,825     (101,663)
                                                      ---------------  ------------  -------------- ------------

Total distributed and withheld                               158,044       333,788         172,733      236,161
                                                      ===============  ============  ============== ============


--------------------------------------------------------------------------------
                                                                        Pag.: 26

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------


     Aracruz presented consolidated net income for the six-month period ended at June 30, 2003 of R$ 227,825, compared with the consolidated net income of R$ 101,663 in the same period of 2002. The results of the period refleted mainly the impacts of exchange rate variation.

     Aracruz finished goods at June 30, 2003 was 291,000 tons (March 2003 - 166,000 tons).

1.   Operational Activities

     o    Commercial Performance

     The pulp sales in the quarter were 484,000 tons (consolidated - 402,000 tons), representing an derease of 33% compared to the same period of last year caused by the production increase and cellulose of the new line, begin 99% represented sales for clients outside of Brazil. The net average price during the first was US$ 465/t (consolidated - US$ 488/t), 49% (consolidated - 19%) higher than the same period of 2002 - US$ 317/t (consolidated - US$ 409/t).


     o    Operational Performance

     During the second quarter, the Company produced 527,000 metric tons, 37% higher than the same quarter of 2002, caused by the production increase and cellulose of the new line. The average production cost for the three-month period ended June 30, 2003 was 4% higher than in the comparative period in the prior year, mainly because the increase of the wood costs (volumes and unit cost increases) and the chemicals produts used in the production process.


Parent Company

    ---------------------------------------------------------------------------

    Cost Analysis                                                  2nd Quarter
                                            -----------------------------------

    R$ per metric ton                            2003               2002
                                            -------------       ------------

    Cost of goods sold (*)                        638                634

    Selling expenses                               16                 16

    General and administrative expenses            21                 33

    Other operational expenses, net (**)           45                 15

    Total                                         720                698

    Production cost (R$ per metric ton)           550                531

    Tonnage sold (thousands)                  483,960            362,624

    Tonnage produced (thousands)              526,542            384,684

    ---------------------------------------------------------------------------

     (*) Includes the average cost of inventories plus freight, insurance and other indirect costs. R$ 108/ton (2002 - R$ 100 /ton).

     (**) Does not include monetary / exchange variation, financial income / expenses and equity in the results of subsidiaries.


--------------------------------------------------------------------------------
                                                                        Pag.: 27

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
05.01 - COMMENTS ON THE COMPANY'S PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

2.   Evolution of Indebtedness

    ---------------------------------------------------------------------------

     Parent Company
     R$ thousands
                                      2nd Quarter 2003      1st Quarter 2003
                                     -----------------     -----------------

    o Local currency                           676,397               679,847

    o Foreign currency                       1,682,536             1,933,939

    o Cash and cash equivalents(*)            (637,167)           (1,552,958)
                                     -----------------     -----------------

    Net debt                                 1,721,766             1,060,828
                                     =================     =================

    ------------------------------------------------------- -------------------

     (*)  Includes debt securities.

    ----------------------------------------------------------------------------

    Consolidated
    R$ thousands
                                     2nd Quarter 2003        1st Quarter 2003
                                     ----------------       -----------------

    o Local currency                         738,115                 746,696

    o Foreign currency                     3,140,737               2,619,034


    o Cash and cash equivalents(*)        (1,780,286)             (1,710,610)
                                     ----------------       -----------------

       Net debt                            2,098,566               1,655,120
                                     ================       =================

    ----------------------------------------------------------------------------

     (*) Includes debt securities and, on June 30, 2003, the amounts relating to the repurchase of the Riocell shares in the amount of R$ 1.008.498 (see note 1).

3.   Operational Investments

     During the quarter, the Company invested R$ 79.1 million (consolidated - R$
     88.5 million), compared with R$ 158.6 million (consolidated - R$ 168.1 million) in the comparative period in the previous year. The Company invested basically in its production (R$ 2.5 million), expansion project Fiberline C (R$ 34.7 million), land acquisition (R$ 11.3 million) and forestry activities (R$ 28.5 million) (consolidated). Silviculture projects required R$ 22.6 million (79%) of the forestry investments.

     The other investments totaled R$ 11.6 million, included Aracruz Produtos de Madeira S.A. and Veracel Celulose S.A.


--------------------------------------------------------------------------------
                                                                        Pag.: 28

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------

1 - CODE     2 - DESCRIPTION                                             3 - DATE - 06/30/2003      4 - DATE - 03/31/2003
----------------------------------------------------------------------------------------------------------------------
1            TOTAL ASSETS                                                           8,669,233               6,752,759
----------------------------------------------------------------------------------------------------------------------
1.1          CURRENT ASSETS                                                         2,923,088               2,707,030
----------------------------------------------------------------------------------------------------------------------
1.1.1        CASH AND CASH EQUIVALENTS                                              1,153,156                 168,418
----------------------------------------------------------------------------------------------------------------------
1.1.2        CREDITS                                                                  774,534                 776,386
----------------------------------------------------------------------------------------------------------------------
1.1.2.1      ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                506,453                 453,117
----------------------------------------------------------------------------------------------------------------------
1.1.2.2      EMPLOYEES                                                                  3,897                   3,152
----------------------------------------------------------------------------------------------------------------------
1.1.2.3      SUPPLIERS                                                                 15,751                   4,141
----------------------------------------------------------------------------------------------------------------------
1.1.2.4      TAXES                                                                    212,971                 295,821
----------------------------------------------------------------------------------------------------------------------
1.1.2.5      OTHERS                                                                    35,462                  20,155
----------------------------------------------------------------------------------------------------------------------
1.1.3        INVENTORIES                                                              355,196                 212,700
----------------------------------------------------------------------------------------------------------------------
1.1.3.1      SUPPLIES                                                                  75,811                  56,945
----------------------------------------------------------------------------------------------------------------------
1.1.3.2      RAW MATERIALS                                                             59,468                  39,391
----------------------------------------------------------------------------------------------------------------------
1.1.3.3      FINISHED GOODS                                                           207,083                 104,605
----------------------------------------------------------------------------------------------------------------------
1.1.3.4      PRODUCTSD IN PROCESS                                                      11,859                  11,083
----------------------------------------------------------------------------------------------------------------------
1.1.3.5      OTHERS                                                                       975                     676
----------------------------------------------------------------------------------------------------------------------
1.1.4        OTHERS                                                                   640,202               1,549,526
----------------------------------------------------------------------------------------------------------------------
1.1.4.1      DEBT SECURITIES                                                          627,130               1,542,192
----------------------------------------------------------------------------------------------------------------------
1.1.4.2      FIXED ASSETS AVAILABLE FOR SALE                                                -                       -
----------------------------------------------------------------------------------------------------------------------
1.1.4.3      PREPAID EXPENSES                                                          13,062                   7,324
----------------------------------------------------------------------------------------------------------------------
1.1.4.4      RETENTIONS ON FINANCING CONTRACTS                                              -                       -
----------------------------------------------------------------------------------------------------------------------
1.1.4.5      OTHERS                                                                        10                      10
----------------------------------------------------------------------------------------------------------------------
1.2          LONG-TERM ASSETS                                                         139,219                 137,279
----------------------------------------------------------------------------------------------------------------------
1.2.1        CREDITS                                                                   92,683                  90,074
----------------------------------------------------------------------------------------------------------------------
1.2.1.1      SUPPLIERS                                                                 68,258                  61,574
----------------------------------------------------------------------------------------------------------------------
1.2.1.2      TAXES                                                                      8,988                  10,401
----------------------------------------------------------------------------------------------------------------------
1.2.1.3      CUSTOMER                                                                  15,437                  18,099
----------------------------------------------------------------------------------------------------------------------
1.2.2        ACCOUNTS RECEIVABLE - RELATED PARTIES                                          -                       -
----------------------------------------------------------------------------------------------------------------------
1.2.2.1      FROM AFFILIATES                                                                -                       -
----------------------------------------------------------------------------------------------------------------------
1.2.2.2      FROM SUBSIDIARIES                                                              -                       -
----------------------------------------------------------------------------------------------------------------------
1.2.2.3      OTHERS                                                                         -                       -
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 29

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                       3 - DATE - 06/30/2003   4 - DATE - 03/31/2003
-------------------------------------------------------------------------------------------------------------------

1.2.3           OTHERS                                                               46,536                 47,205
-------------------------------------------------------------------------------------------------------------------
1.2.3.1         DEBT SECURITIES                                                           -                      -
-------------------------------------------------------------------------------------------------------------------
1.2.3.2         ESCROW DEPOSITS                                                      38,708                 37,938
-------------------------------------------------------------------------------------------------------------------
1.2.3.3         RETENTIONS ON FINANCING CONTRACTS                                         -                      -
-------------------------------------------------------------------------------------------------------------------
1.2.3.4         OTHERS                                                                7,828                  9,267
-------------------------------------------------------------------------------------------------------------------
1.3             FIXED ASSETS                                                      5,606,926              3,908,450
-------------------------------------------------------------------------------------------------------------------
1.3.1           INVESTMENTS                                                       1,006,337                 17,932
-------------------------------------------------------------------------------------------------------------------
1.3.1.1         IN AFFILIATES                                                             -                      -
-------------------------------------------------------------------------------------------------------------------
1.3.1.2         IN SUBSIDIARIES                                                   1,005,923                 17,642
-------------------------------------------------------------------------------------------------------------------
1.3.1.3         OTHER COMPANIES                                                         414                    290
-------------------------------------------------------------------------------------------------------------------
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     4,500,744              3,788,697
-------------------------------------------------------------------------------------------------------------------
1.3.2.1         LAND                                                                625,663                570,050
-------------------------------------------------------------------------------------------------------------------
1.3.2.2         BUILDINGS                                                           462,367                434,075
-------------------------------------------------------------------------------------------------------------------
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,606,358              2,143,800
-------------------------------------------------------------------------------------------------------------------
1.3.2.4         FORESTS                                                             598,190                515,447
-------------------------------------------------------------------------------------------------------------------
1.3.2.6         CONSTRUCTION IN PROGRESS                                            132,120                 76,016
-------------------------------------------------------------------------------------------------------------------
1.3.2.7         OTHERS                                                               76,046                 49,309
-------------------------------------------------------------------------------------------------------------------
1.3.3           DEFERRED CHARGES                                                     99,845                101,821
-------------------------------------------------------------------------------------------------------------------
1.3.3.1         INDUSTRIAL                                                           12,909                 13,634
-------------------------------------------------------------------------------------------------------------------
1.3.3.2         FORESTS                                                                   -                      -
-------------------------------------------------------------------------------------------------------------------
1.3.3.3         ADMINISTRATIVE                                                           14                      -
-------------------------------------------------------------------------------------------------------------------
1.3.3.4         OTHERS                                                               86,922                 88,187
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 30

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2003   4 - DATE - 03/31/2003
-------------------------------------------------------------------------------------------------------------
2               TOTAL LIABILITIES                                           8,669,233              6,752,759
-------------------------------------------------------------------------------------------------------------
2.1             CURRENT LIABILITIES                                         2,832,575              2,163,344
-------------------------------------------------------------------------------------------------------------
2.1.1           LOANS AND FINANCING                                         2,252,257              1,596,703
-------------------------------------------------------------------------------------------------------------
2.1.2           DEBENTURES                                                          -                      -
-------------------------------------------------------------------------------------------------------------
2.1.3           SUPPLIERS                                                     333,129                169,805
-------------------------------------------------------------------------------------------------------------
2.1.4           TAXES                                                         197,051                132,036
-------------------------------------------------------------------------------------------------------------
2.1.5           DIVIDENDS PAYABLE                                               1,486                  1,011
-------------------------------------------------------------------------------------------------------------
2.1.6           PROVISIONS                                                     22,140                 12,967
-------------------------------------------------------------------------------------------------------------
2.1.6.1         VACATION AND 13rd  SALARY                                      15,832                 10,155
-------------------------------------------------------------------------------------------------------------
2.1.6.2         PROFIT SHARING                                                  6,308                  2,812
-------------------------------------------------------------------------------------------------------------
2.1.7           LOANS FROM RELATED PARTIES                                          -                      -
-------------------------------------------------------------------------------------------------------------
2.1.8           OTHERS                                                         26,512                250,822
-------------------------------------------------------------------------------------------------------------
2.1.8.1         PROPOSED DIVIDENDS                                                  -                247,331
-------------------------------------------------------------------------------------------------------------
2.1.8.2         OTHERS                                                         26,512                  3,491
-------------------------------------------------------------------------------------------------------------
2.2             LONG-TERM LIABILITIES                                       1,941,624              2,038,527
-------------------------------------------------------------------------------------------------------------
2.2.1           LOANS AND FINANCING                                         1,626,595              1,769,027
-------------------------------------------------------------------------------------------------------------
2.2.2           DEBENTURES                                                          -                      -
-------------------------------------------------------------------------------------------------------------
2.2.3           PROVISIONS                                                          -                      -
-------------------------------------------------------------------------------------------------------------
2.2.4           LOANS FROM RELATED PARTIES                                          -                      -
-------------------------------------------------------------------------------------------------------------
2.2.5           OTHERS                                                        315,029                269,500
-------------------------------------------------------------------------------------------------------------
2.2.5.1         SUPPLIERS                                                      52,634                 63,281
-------------------------------------------------------------------------------------------------------------
2.2.5.2         TAX CONTINGENCIES                                             217,266                175,067
-------------------------------------------------------------------------------------------------------------
2.2.5.3         LABOR CONTINGENCIES                                            16,353                 15,569
-------------------------------------------------------------------------------------------------------------
2.2.5.4         OTHERS                                                         28,776                 15,583
-------------------------------------------------------------------------------------------------------------
2.3             DEFERRED INCOME                                                     -                      -
-------------------------------------------------------------------------------------------------------------
2.4             MINORITY INTEREST                                           1,153,954                    689
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 31

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2003   4 - DATE - 03/31/2003
-------------------------------------------------------------------------------------------------------------
2.5             STOCKHOLDER'S EQUITY                                        2,741,080              2,550,199
-------------------------------------------------------------------------------------------------------------
2.5.1           PAID-IN CAPITAL                                             1,854,507              1,854,507
-------------------------------------------------------------------------------------------------------------
2.5.1.1         COMMON STOCK                                                  783,599                783,599
-------------------------------------------------------------------------------------------------------------
2.5.1.2         PREFERRED STOCK                                             1,070,908              1,070,908
-------------------------------------------------------------------------------------------------------------
2.5.2           CAPITAL RESERVES                                               66,575                 35,841
-------------------------------------------------------------------------------------------------------------
2.5.3           REVALUATION RESERVE                                                 -                      -
-------------------------------------------------------------------------------------------------------------
2.5.3.1         OWN ASSETS                                                          -                      -
-------------------------------------------------------------------------------------------------------------
2.5.3.2         SUBSIDIARIES / AFFILIATES                                           -                      -
-------------------------------------------------------------------------------------------------------------
2.5.4           REVENUE RESERVES                                              338,187                405,865
-------------------------------------------------------------------------------------------------------------
2.5.4.1         LEGAL                                                         125,972                125,972
-------------------------------------------------------------------------------------------------------------
2.5.4.2         STATUTORY                                                           -                      -
-------------------------------------------------------------------------------------------------------------
2.5.4.3         FOR CONTINGENCIES                                                   -                      -
-------------------------------------------------------------------------------------------------------------
2.5.4.4         UNREALIZED INCOME                                                   -                      -
-------------------------------------------------------------------------------------------------------------
2.5.4.5         FOR INVESTMENTS                                               220,366                288,035
-------------------------------------------------------------------------------------------------------------
2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                               -                      -
-------------------------------------------------------------------------------------------------------------
2.5.4.7         OTHER UNREALIZED INCOME                                       (8,151)                (8,142)
-------------------------------------------------------------------------------------------------------------
2.5.4.7.1       TREASURY STOCK                                                (8,151)                (8,142)
-------------------------------------------------------------------------------------------------------------
2.5.5           RETAINED EARNINGS                                             481,811                253,986
-------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 32

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
07.01 - CONSOLIDATED STATEMENT OF OPERATIONS - THOUSAND OF R$
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1 - CODE  2 - DESCRIPTION                      3 - FROM: 04/01/2003  4 - FROM:01/01/2003  5 - FROM: 04/01/2002  6 - FROM: 01/01/2002
                                                   TO: 06/20/2003        TO: 06/30/2003       TO: 06/30/2002        TO: 06/30/2002
------------------------------------------------------------------------------------------------------------------------------
3.1     GROSS SALES AND SERVICES REVENUE              656,607               1,478,991           403,544              718,337
-------------------------------------------------------------------------------------------------------------------------------
3.2     SALES TAXES AND OTHER DEDUCTIONS               (65,477)               (124,815)          (23,421)             (41,788)
-------------------------------------------------------------------------------------------------------------------------------
3.3     NET SALES REVENUE                              591,130               1,354,176           380,123              676,549
-------------------------------------------------------------------------------------------------------------------------------
3.4     COST OF GOODS SOLD                            (266,585)               (599,974)         (243,918)            (446,017)
-------------------------------------------------------------------------------------------------------------------------------
3.5     GROSS PROFIT                                   324,545                 754,202           136,205              230,532
-------------------------------------------------------------------------------------------------------------------------------
3.6     OPERATING (EXPENSES) INCOME                    103,710                 159,195          (336,660)            (389,127)
-------------------------------------------------------------------------------------------------------------------------------
3.6.1   SELLING                                        (32,573)                (65,531)          (20,298)             (36,167)
-------------------------------------------------------------------------------------------------------------------------------
3.6.2   GENERAL AND ADMINISTRATIVE                     (13,537)                (30,745)          (16,284)             (30,521)
-------------------------------------------------------------------------------------------------------------------------------
3.6.3   FINANCIAL                                      178,885                 300,039          (299,618)            (315,184)
-------------------------------------------------------------------------------------------------------------------------------
3.6.3.1 FINANCIAL INCOME                               (95,585)                (44,935)          115,435              142,165
-------------------------------------------------------------------------------------------------------------------------------
3.6.3.2 FINANCIAL EXPENSES                             274,470                 344,974          (415,053)            (457,349)
-------------------------------------------------------------------------------------------------------------------------------
3.6.4   OTHER OPERATING INCOME                           2,051                   3,288             8,002               12,672
-------------------------------------------------------------------------------------------------------------------------------
3.6.5   OTHER OPERATING EXPENSES                       (31,116)                (47,856)           (8,462)             (19,927)
-------------------------------------------------------------------------------------------------------------------------------
3.6.6   EQUITY IN THE RESULTS OF SUBSIDIARIES                0                       0                 0                    0
-------------------------------------------------------------------------------------------------------------------------------
3.7     OPERATING INCOME (LOSS)                        428,255                 913,397          (200,455)            (158,595)
-------------------------------------------------------------------------------------------------------------------------------
3.8     NON-OPERATING (EXPENSES) INCOME                 (1,017)                (19,574)           (2,627)              (3,302)
-------------------------------------------------------------------------------------------------------------------------------
3.8.1   INCOME                                           1,338                   1,449             1,988                2,728
-------------------------------------------------------------------------------------------------------------------------------
3.8.2   EXPENSES                                        (2,355)                (21,023)           (4,615)              (6,030)
-------------------------------------------------------------------------------------------------------------------------------
3.9     INCOME(LOSS) BEFORE INCOME TAXES AND
        MANAGEMENT REMUNERATION                        427,238                 893,823          (203,082)            (161,897)
-------------------------------------------------------------------------------------------------------------------------------
3.10    INCOME TAX AND SOCIAL CONTRIBUTION            (191,989)               (315,721)           72,286               61,208
-------------------------------------------------------------------------------------------------------------------------------
3.11    DEFERRED INCOME TAX ES                          (7,293)                (30,416)           29,184               21,039
-------------------------------------------------------------------------------------------------------------------------------
3.12    MANAGEMENT REMUNERATION AND STATUORY
        APPROPRIATIONS                                       0                       0                 0                    0
-------------------------------------------------------------------------------------------------------------------------------
3.12.1  PARTICIPATIONS                                       0                       0                 0                    0
-------------------------------------------------------------------------------------------------------------------------------
3.12.2  REMUNERATION                                         0                       0                 0                    0
-------------------------------------------------------------------------------------------------------------------------------
3.14    MINORITY INTEREST                                 (131)                   (151)              (51)                 (31)
-------------------------------------------------------------------------------------------------------------------------------
3.15    NET INCOME (LOSS) FOR THE PERIOD               227,825                 547,535          (101,663)             (79,681)
-------------------------------------------------------------------------------------------------------------------------------

        CAPITAL STOCK-QUANTITY (THOUSANDS)           1,030,693               1,030,693         1,032,071            1,032,071
-------------------------------------------------------------------------------------------------------------------------------
        EARNINGS PER SHARE                             0,22104                 0,53123
-------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 33

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        LOSS PER SHARE                                     -                         -          (0.09850)            (0.07720)
-------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 34

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
08.01 - COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE FOR THE QUARTER
--------------------------------------------------------------------------------

     The comments related to the Company's consolidated performance for the quarter are presented together with the comments related to the Company's performance in section 5.



--------------------------------------------------------------------------------
                                                                        Pag.: 35

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES
--------------------------------------------------------------------------------



  ------------------------------------------- ----------------------------------- ----------------------------------
  CHARACTERISTICS OF ISSUE                    1-  ISSUED                          2-  ISSUED

  ------------------------------------------- ----------------------------------- ----------------------------------
    01   ISSUE ORDER NO.                                      5TH                                 5TH
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    02   NO. OF REGISTER CVM                           SEP/GER/DEB-90/033                 SEP/GER/DEB-90/043
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    03   DATE OF REGISTER CVM                              05/31/1990                         08/10/1990
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    04   SERIES ISSUED                                    FIRST SERIES                       SECOND SERIES
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    05   TYPE                                      NOMINATIVE NON-ENDORSABLE           NOMINATIVE NON-ENDORSABLE
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    06   NATURE                                              PUBLIC                             PRIVATE
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    07   DATE OF ISSUE                                     05/01/1990                         05/01/1990
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    08   MATURITY DATE                                     05/01/2005                         11/01/2005
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    09   TYPE OF DEBENTURE                                SUBORDINATED                       SUBORDINATED
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    10   INTEREST                                         TR + 6% a.a.                       TR + 6% a.a.
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    11   PREMIUM / DISCOUNT                                    -                                   -
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    12   FACE VALUE IN R$                                   1,906,86                           1,906,86
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    13   AMOUNT ISSUED IN R$ ('000)                         171,617                             171,617
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    14   QUANTITY ISSUED                                     90,000                             90,000
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    15   DESTINATION OF DEBENTURES ISSUED                      -                                   -
  ------ ------------------------------------ ----------------------------------- ----------------------------------
   15.1  IN CIRCULATION                                        -                                   -
  ------ ------------------------------------ ----------------------------------- ----------------------------------
   15.2  IN TREASURY                                         90,000                             90,000
  ------ ------------------------------------ ----------------------------------- ----------------------------------
    16   LAST INTEREST-RENEGOTIATION DATE                  10/01/1995                         10/01/1995
  ------ ------------------------------------ ----------------------------------- ----------------------------------

--------------------------------------------------------------------------------
                                                                        Pag.: 36

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
15.01 - INVESTMENT PROJECTS
--------------------------------------------------------------------------------

     The comments related to investments are presented in note 3 of section 05.


--------------------------------------------------------------------------------
                                                                        Pag.: 37

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------


Shareholders with over 5% of common shares.

Pursuant to the Regulation of Corporate Governance Practices (Level 1), the following table sets forth the stock position on June 30, 2003.

------ ------------------ ------------------ ------------- -------  --------------- ---------------- ------------------------
1-ITEM 2-NAME             3-TAXPAYER NO./    4-NATIONALITY 5-STATE   COMMON STOCK    PREFERRED STOCK       TOTAL SHARES
                            CPF                                     --------------- ---------------- -------------------------
                                                                    6-QU'TY  7-%     8-QU'TY    9-%   10-QU'TY      11-%
                                                                    (000)             (000)            (000)
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------

01    Newark Financial
       Inc.                       -          B.V. Islands     -     127,507   28.00         -      -      127,507      12.35
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------
02    Sodepa S.A.         43.826.833/0001-19  Brazilian      SP     127,507   28.00    85,611  14.83      213,118      20.64
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------- ------------ ----------
03    Arapar S.A.         29.282.803/0001-68  Brazilian      RJ     127,494   28.00         -      -      127,494      12.35
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------
04    Lorentzen
      Empreendimentos     00.383.281/0001-09  Brazilian      RJ          12       0                            12          0
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------
05    BNDES
      Participacoes S.A.  00.383.281/0001-09  Brazilian      RJ      56,881   12.49    44,162   7.65      101,043       9.79
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------
97    Treasuary Stock             -               -           -         483    0.11     1,374   0.24        1,857       0.18
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------
98    Others                      -               -           -      15,507    3.40   446,016  77.28      461,522      44.70
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------

99    Total                                                         455,391  100.00   577,163 100.00    1,032,554     100.00
---   ------------------- ------------------ ------------- -------- -------- ------- --------- ------ ------------- ----------


--------------------------------------------------------------------------------
                                                                        Pag.: 38

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------

     Distribution of stock capital from stockholders level to individual investor level

----------------------- ------------------------------------------------------- --------------------------------
1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR             2 - DATE OF CAPITAL COMPOSITION
  01                    NEWARK FINANCIAL INC.                                   06/30/2003
----------------------- ------------------------------------------------------- --------------------------------

------ --------------------   -------------------  -------------  ------- ---------------- ------------------ -----------------
1-ITEM  2-NAME                 3-TAXPAYER NO.      4-NATIONALITY  5-STATE  COMMON STOCK      PREFERRED STOCK    TOTAL SHARES
------ --------------------   -------------------  -------------  ------- ---------------- ------------------ -----------------
                                                                          6-QU'TY    7-%     8-QU'TY  9 - %  10 - QU'TY  11 - %
------ --------------------   -------------------  -------------  ------- -------- -------- --------- ------ ---------- -------
0101   VCP Exportadora e
        Participacoes S.A.     04.200.557-0001/27     Brazilian    SP     50,000   100.00                    50,000      100.00
------ --------------------   -------------------  -------------  ------- -------- -------- --------- ------ ---------- -------
0199   Total                                                              50,000   100.00                    50,000      100.00
------ --------------------   -------------------  -------------  ------- -------- -------- --------- ------ ---------- -------


---------------------------------------------------------------------------------------------------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR                  2 - DATE OF CAPITAL COMPOSITION
0101          VCP EXPORTADORA E PARTICIPACOES S.A                           06/30/2003
---------------------------------------------------------------------------------------------------------------------------

--------- --------------------- ----------------- -------------- -------- ---------------------- ---------------------------------
1-ITEM  2-NAME                3-TAXPAYER NO.      4-NATIONALITY  5-STATE     COMMON STOCK   PREFERRED STOCK   TOTAL SHARES
                                                                         ------------------  -------------- ---------------------

                                                                            6-QU'TY    7-%   8-QU'TY   9-%  10-QU'TY      11-%
------  --------------------- ------------------- -------------- ------- ---------- -------- ------- ------ ----------- --------
010101  Votorantim Celulose
         e Papel S.A.         60.643.228-0001/21  Brazilian      SP      70,200,100  100.00                 70,200,100   100.00
------  --------------------- ------------------- -------------- ------- ---------- -------- ------- ------ ----------- --------
010199  Total                                                            70,200,100  100.00                 70,200,100   100.00
------  --------------------- ------------------- -------------- ------- ---------- -------- ------- ------ ----------- --------

                                                                        Pag.: 39

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------

-------------- ------------------------------------------------ --------------------------------
1 - ITEM       02  - NAME OF THE HOLDING COMPANY/ INVESTOR      2 - DATE OF CAPITAL COMPOSITION
010101         VOTORANTIM CELULOSE E PAPEL S.A.                 06/30/2003
-------------- ------------------------------------------------ --------------------------------

-------- ----------------------- ------------------ ------------- ------- ---------------------  ------------------------
1-ITEM   2-NAME                   3-TAXPAYER NO.    4-NATIONALITY 5-STATE       COMMON STOCK           PREFERRED STOCK
                                                                          ---------------------  ---- -------------------
                                                                          6-QU'TY          7-%   8-QU'TY          9-%
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010101 Votocel Filmes
          Flexiveis Ltda         61.397.246/0001-33 Brazilian      SP     18,804,569,388  88.95    616,942,976    3.59
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010102 Nova HPI
          Participacoes Ltda     65.785.669/0001-81 Brazilian      SP      2,335,920,930  11.05    147,955,225    0.86
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010103 Acoes em Condominio                                                           3   0.00                      0
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010104 BNDES Participacoes
          S.A. - BNDESPAR        00.383.281/0001-09 Brazilian      RJ                            5,797,290,661   33.74
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010105 Cimento Rio Branco S.A. 64.132.236/0001-64 Brazilian      SP                               85,500,000    0.50
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010106 Outros                                                                                 10,427,140,370   60.69
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010107 Acoes em Tesouraria                                                                       107,380,000    0.62
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------
01010199 Total                                                            21,140,490,321 100.00 17,182,209,232  100.00
-------- ----------------------- ------------------ ------------- ------- -------------- ------ --------------   ------



--------   --------------------------
1-ITEM               TOTAL SHARES
           --------------------------
              10-QU'TY      11-%
--------   -------------- -----------
01010101  19,421,512,364    50.68
--------  --------------- -----------
01010102   2,483,876,155     6.48
--------  --------------- -----------
01010103               3     0.0
--------  --------------- -----------
01010104   5,797,290,661    15.13
--------  --------------- -----------
01010105      85,500,000     0.22
--------  --------------- -----------
01010106  10,427,140,370    27.21
--------  --------------- -----------
01010107     107,380,000     0.28
--------  ---------------- ----------
01010199  38,322,699,553   100.00
-------- ----------------------------


-------------- ----------------------------------------------------------- --------------------------------
1 - ITEM       02  - NAME OF THE HOLDING COMPANY/ INVESTOR                 2 - DATE OF CAPITAL COMPOSITION
01010101       VOTOCEL FILMES FLEXIVEIS LTDA.                              06/30/2003
-------------------------------------------------------------------------- --------------------------------

----------- ---------------------------- ------------------ ------------- --------- ---------------- -------------- -------- -------
1-ITEM      2-NAME                       3-TAXPAYER NO.     4-NATIONALITY 5 - STATE    COMMON STOCK  PREFERRED STOCK    TOTAL SHARES
                                                                                    ---------------- -------- ----- ----------------
                                                                                    6-QU'TY      7-% 8-QU'TY  9-%   10-QU'TY  11-%
---------- ----------------------------- ------------------ ------------- --------  --------- ------ -------- ------ -------- ------
0101010101 Votorantim Participacoes S.A. 61.082.582/0001-97    Brazilian    SP      5,018,348 100.00                5,018,348 100.00
---------- ----------------------------- ------------------ ------------- --------  --------- ------ -------- ------ -------- ------
0101010102 Hejoassu Asministracao Ltda.  61.194.148/0001-07    Brazilian    SP              1   0.00                        1   0.00
---------- ----------------------------- ------------------ ------------- --------  ---------- ----- -------- ------ -------- ------
0101010199 Total                                                                    5,018,349 100.00                5,018,349 100.00
---------- ----------------------------- ------------------ ------------- --------  --------- ------ -------- ------ -------- ------


-------------------------------------------------------------------------------
                                                                        Pag.: 40

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------


----------------- -------------------------------------------------- --------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR        2 - DATE OF CAPITAL COMPOSITION
01010102          NOVA HPI PARTICIPACOES LTDA.                       06/30/2003
----------------- -------------------------------------------------- --------------------------------

---------- ----------------------------- ------------------ ------------- ------- ---------------- -------- ------------------------
1-ITEM     2-NAME                        3-TAXPAYER NO.     4-NATIONALITY 5-STATE   COMMON STOCK   PREFERRED STOCK    TOTAL SHARES
                                                                                  ---------------- -------- ------------------------
                                                                                  6-QU'TY   7-%    8-QU'TY 9-%    10-QU'TY      11-%
---------- ----------------------------- ------------------ ------------ -------- --------- ------ ------- ---    ------------------
0101010201 Votorantim Participacoes S.A. 61.082.582/0001-97 Brazilian     SP      7,212,408 100,00                7,212,408   100,00
---------- ----------------------------- ------------------ ------------  ------- --------- ------ ------- ---    ------------------
0101010202 Hejoassu Asministracao Ltda.  61.194.148/0001-07 Brazilian     SP              1   0,00                        1     0,00
---------- ----------------------------- ------------------ ------------  ------- --------- ------ ------- ---    ------------- ----
0101010299 Total                                                                  7,212,409 100.00                7,212,409   100.00
---------- ----------------------------- ------------------ ------------  ------- --------- ------ ------- --- ------------- -------



----------------- --------------------------------------------------- --------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR         2 - DATE OF CAPITAL COMPOSITION
0101010101        VOTORANTIM PARTICIPACOES S.A.                       06/30/2003
----------------- --------------------------------------------------- --------------------------------

------------ ---------------------- ------------------ ------------- ------- ---------------------- --------------------------------
1-ITEM       2-NAME                 3-TAXPAYER NO.     4-NATIONALITY 5-STATE       COMMON STOCK     PREFERRED STOCK   TOTAL SHARES
                                                                             ---------------------- --------------- ----------------
                                                                             6-QU'TY         7-%    8-QU'TY 9-% 10-QU'TY      11 - %
------------ ---------------------- ------------------ ------------  ------- -------------- ------- ------- --- ------------- ------
010101010101 Hejoassu Administracao
                Ltda.               61.194.148/0001-07 Brazilian      SP       4,039,553,777  98.16             4,039,553,777  98.16
------------ ---------------------- ------------------ ------------  ------- --------------- ------ ------- --- ------------- ------
010101010102 Jose Ermirio de Moraes
                Filho - estate      039.682.948-15     Brazilian      SP        19,026,623     0.46                19,026,623   0.46
------------ ---------------------- ------------------ ------------  ------- --------------- ------ ------- --- ------------- ------
010101010103 Antonio Ermirio de
                Moraes              004.806.578-15     Brazilian      SP        19,026,623     0.46                19,026,623   0.46
------------ ---------------------- ------------------ ------------  ------- --------------- ------ ------- --- ------------- ------
010101010104 Ermirio Pereira de
                Moraes              499.217.118-49     Brazilian      SP        19,026,623     0.46                19,026,623   0.46
------------ ---------------------- ------------------ ------------  ------- --------------- ------ ------- --- ------------- ------
010101010105 Maria Helena Moraes
                Scripilliti         174.502.828-52     Brazilian      SP        19,026,623     0.46                19,026,623   0.46
------------ ---------------------- ------------------ ------------  ------- --------------- ------ ------- --- ------------- ------
010101010199 Total                                                           4,115,660,269   100.00             4,115,660,269 100.00
------------ ---------------------- ------------------ ------------  ------- --------------- ------ ------- --- ------------- ------

--------------------------------------------------------------------------------
                                                                        Pag.: 41

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------


----------------- -------------------------------------------------- --------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR        2 - DATE OF CAPITAL COMPOSITION
0101010102        HEJOASSU ADMINISTRACAO LTDA.                       06/30/2003
----------------- -------------------------------------------------- --------------------------------

------------ ------------------------ ---------------------- ------------- ------- ---------------- --------------- --------------
1-ITEM       2-NAME                   3-TAXPAYER NO.         4-NATIONALITY 5-STATE   COMMON STOCK   PREFERRED STOCK  TOTAL SHARES
                                                                                   ---------------- --------------- --------------
                                                                                   6-QU'TY     7-%  8-QU'TY 9-%   10-QU'TY  11-%
------------ ------------------------ ---------------------- ------------- ------- --------- ------ ------- --- ---------- -------
010101010201 Jose Ermirio de Moraes
                Filho - espolio       039.682.948-15         Brazilian     SP        400,000  25.00               400,000   25.00
------------ ------------------------ ---------------------- ------------  ------- --------- ------ ------- --- ---------- -------
010101010202 AEM Participacoes S.A.   05.062.403/0001-89     Brazilian     SP        400,000  25.00               400,000   25.00
------------ ------------------------ ---------------------- ------------  ------- --------- ------ ------- --- ---------- -------
010101010203 ERMAN Participacoes S.A. 05.062.376/0001-44     Brazilian     SP        400,000  25.00               400,000   25.00
------------ ------------------------ ---------------------- ------------  ------- --------- ------ ------- --- ---------- -------
010101010204 MRC Participacoes S.A.   05.062.355/0001-29     Brazilian     SP        400,000  25.00               400,000   25.00
------------ ------------------------ ---------------------- ------------  ------- --------- ------ ------- --- ---------- -------
010101010299 Total                                                                 1,600,000 100.00             1,600,000  100.00
------------ ------------------------ ---------------------- ------------  ------- --------- ------ ------- --- ---------- -------


----------------- ------------------------------------------------ --------------------------------
1 - ITEM          02  - NAME OF THE HOLDING COMPANY/ INVESTOR      2 - DATE OF CAPITAL COMPOSITION
01010105          CIMENTO RIO BRANCO S.A.                          06/30/2003
----------------- ------------------------------------------------ --------------------------------

----------- ------------------------ ------------------ ------------- ------- --------------------- -------------- -----------------
1-ITEM      2-NAME                   3-TAXPAYER NO.     4-NATIONALITY 5-STATE      COMMON STOCK     PREFERRED STOCK  TOTAL SHARES
                                                                              --------------------- -------------- -----------------
                                                                                  6-QU'TY    7-%    8-QU'TY 9-% 10-QU'TY      11 - %
----------- ------------------------ ------------------ ------------- -------- ------------- ------ ------- --- -----------  -------
0101010501  Hejoassu Administracao
                Ltda.                61.194.148/0001-07 Brazilian     SP       1,178,189,031  62.29             1,178,189,031  62.29
----------- ------------------------ ------------------ ------------  -------- ------------- ------ ------- --- ------------- ------
0101010502  Votorantim Investimentos
                Industriais          03.407.049/0001-51 Brazilian     SP         701,356,114  37.08               701,356,114  37.08
----------- ------------------------ ------------------ ------------  -------- ------------- ------ ------- --- ------------- ------
0101010503  Latin America Cement
                Inv. Limited                                                      11,900,899   0.63                11,900,899   0.63
----------- ------------------------ ------------------ ------------  -------- ------------- ------ ------- --- ------------- ------
0101010504  Jose Ermirio de
                Moraes Filho         039.682.948-15     Brazilian     SP                   1   0.00                         1   0.00
----------- ------------------------ ------------------ ------------  -------- ------------- ------ ------- --- ------------- ------
0101010505  Jose Ermirio de
                Moraes Neto          817.568.288-49                                        1   0.00                         1   0.00
----------- ------------------------ ------------------ ------------  -------- ------------- ------ ------- --- ------------- ------
0101010506  Jose Roberto Ermirio
                de Moraes            029.080.178-81                                        1   0.00                         1   0.00
----------- ------------------------ ------------------ ------------  -------- ------------- ------ ------- --- ------------- ------
01010105099 Total                                                              1,891,446,047 100.00             1,891,446,047 100.00
----------- ------------------------ ------------------ ------------  -------- ------------- ------ ------- --- ------------- ------


--------------------------------------------------------------------------------
                                                                        Pag.: 42

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------

--------------------- ---------------------------------------------- --------------------------------
1 - ITEM              02  - NAME OF THE HOLDING COMPANY/ INVESTOR    2 - DATE OF CAPITAL COMPOSITION
010101010502          VOTORANTIM INVESTIMENTOS INDUSTRIAIS LTDA      06/30/2003
--------------------- ---------------------------------------------- --------------------------------

--------------- --------------------- ------------------ ------------- ------- ------------------- --------------- ----------------
1-ITEM          2-NAME                3-TAXPAYER NO.     4-NATIONALITY 5-STATE       COMMON STOCK  PREFERRED STOCK TOTAL SHARES
                                                                              -------------------- --------------- ----------------
                                                                                   6-QU'TY  7-%    8-QU'TY 9-%    10-QU'TY    11-%
--------------- --------------------- ------------------ ------------- ------ ------------- ------ ------- --- ------------- -------
01010101050201  Votorantim
                  Participacoes S.A.  61.082.582/0001-97 Brazilian     SP     3,642,158,804 100.00             3,642,158,804  100.00
--------------- --------------------- ------------------ ------------- ------ ------------  ------ ------- --- ------------- -------
01010101050202  Marcus Olyntho de
                  C. Arruda           067.020.158-87     Brazilian     SP             2,500   0.00                     2,500    0.00
--------------- --------------------- ------------------ ------------- ------ ------------- ------ ------- --- ------------- -------
01010101050203  Nelson Koichi Shimada 001.231.868-03     Brazilian     SP             2,500   0.00                     2,500    0.00
--------------- --------------------- ------------------ ------------- ------ ------------- ------ ------- --- ------------- -------
010101010502099 Total                                                         3,642,163,804 100.00             3,642,163,804  100.00
--------------- --------------------- ------------------ ------------- ------ ------------- ------ ------- --- ------------- -------




----------------------- ------------------------------------------------ -----------------------------
1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR      2 - DATE OF CAPITAL
                                                                         COMPOSITION
  02                    SODEPA S.A.                                      06/30/2003
----------------------- -------------------------------- -----------------------------

------------ -------------- -------------- ------------- ------- -------------- -------- ----- ----------------
1-ITEM       2-NAME         3-TAXPAYER NO. 4-NATIONALITY 5-STATE  COMMON STOCK  PREFERRED STOCK  TOTAL SHARES
                                                                 ------- ------ ------- ----- -----------------
                                                                 6-QU'TY    7-% 8-QU'TY 9-%    10-QU'TY    11-%
                                                                  (000)          (000)          (000)
------ -------------------- -------------- ------------- ------- ------- ------ ------- ------ -------- -------
0201   Joseph Yacoub Safra  006.062.278-49 Brazilian     SP      12,965   49.99       5  16.67   12,970  49.96
------ -------------------- -------------- ------------- ------- ------- ------ ------- ------ -------- -------
0202   Moise Yacoub Safra   006.062.198-20 Brazilian     SP      12,965   49.99       5  16.67   12,970  49.96
------ -------------------- -------------- ------------- ------- ------- ------ ------- ------ -------- -------
0203   Others                      -           -          -           2    0.02      20  66.66       22   0.08
------ -------------------- -------------- ------------- ------- ------- ------ ------- ------ -------- -------
0299   Total                                                     25,932  100.00  30,000 100.00   25,962 100.00
------ -------------------- -------------- ------------- ------- ------- ------ ------- ------ -------- -------


--------------------------------------------------------------------------------
                                                                        Pag.: 43

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------

----------------------- ----------------------------------------------- -----------------------------
1 - ITEM                02  - NAME OF THE HOLDING COMPANY/ INVESTOR     2 - DATE OF CAPITAL
                                                                        COMPOSITION
  03                    ARAPAR S.A.                                     06/30/2003
----------------------- ----------------------------------------------- -----------------------------

------ ------------------------ ---------------- ------------- -------- ------------------ ----------------  ------------------
1-ITEM 2-NAME                    3-TAXPAYER NO.  4-NATIONALITY  5-STATE    COMMON STOCK     PREFERRED STOCK      TOTAL SHARES
                                                                        ------------------ -------- -------  ------------------
                                                                         6-QU'TY      7-%  8-QU'TY   9-%    10-QU'TY    11-%
------ ---------------------- ------------------ ------------- -------- ----------- ------ -------- ----   ----------- --------
0301   Lorenpar S.A.          29.302.148/0001-62   Brazilian   RJ       747,051,991  80.00    -       -    747,051,991   80.00
------ ---------------------- ------------------ ------------- -------- ----------- ------ -------- ----   ------- --- --------
0302   Brusara Participacoes  31.934.821/0001-29   Brazilian   RJ       186,762,998  20.00    -       -    186,762,998   20.00
       Ltda.
------ ---------------------- ------------------ ------------- -------- ----------- ------ -------- ----   ------- --- --------
0399   Total                                                            933,814,989 100.00    -       -    933,814,989  100.00
------ ---------------------- ------------------ ------------- -------- ----------- ------ -------- ----   ----------- --------



------------- ----------------------------------------------- -------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR     2 - DATE OF CAPITAL COMPOSITION
0301          LORENPAR S.A.                                   06/30/2003
------------- ----------------------------------------------- -------------------------------

------ ------------------------- ------------------- ------------- ------- -------------------- ------------------- ---------------
1-ITEM 2-NAME                    3-TAXPAYER NO.      4-NATIONALITY 5-STATE    COMMON STOCK          PREFERRED STOCK    TOTAL SHARES
                                                                            ------------------- ------------------- ---------------
                                                                              6-QU'TY   7-%   8-QU'TY      9-%   10-QU'TY      11-%
------ -------------------------- ------------------ ------------- ------ ----------- ------ ----------- ------ ------------- -----
030101 Fort James International             -        American      -      149,096,520  20.00 250,818,557  33.65   399,915,077  26.82
        Holdings Ltd.
------ -------------------------- ------------------ ------------- ------ ----------- ------ ----------- ------ ------------- -----
030102 Vitoria Participacoes S.A. 68.622.505/0001-21 Brazilian     RJ      70,087,746   9.40  70,087,746   9.40   140,175,492   9.40
------ -------------------------- ------------------ ------------- ------ ----------- ------ ----------- ------ ------------- -----
030103 Lorentzen
        Empreendimentos S.A.      33.107.533/0001-26 Brazilian     RJ     498,296,528  66.84 335,068,355  44.95   833,364,883  55.89
------ -------------------------- ------------------ ------------- ------ ----------- ------ ----------- ------ ------------- -----
030104 Others                              -             -         -       28,001,742   3.76  89,507,878  12.00   117,509,620   7.89
------ -------------------------- ------------------ ------------- ------ ----------- ------ ----------- ------ ------------- -----
030199 Total                                                              745,482,536 100.00 745,482,536 100.00 1,490,965,072 100.00
------ -------------------------- ------------------ ------------- ------ ----------- ------ ----------- ------ ------------- -----



------------- -------------------------------------------------- -------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR        2 - DATE OF CAPITAL COMPOSITION
     030101     FORT JAMES INTERNATIONAL HOLDINGS LTD.           06/30/2003
------------- -------------------------------------------------- -------------------------------

-------- ---------------------------- -------------- ------------- ------- -------------- ------------------- ----------------
1-ITEM   2-NAME                       2-TAXPAYER NO. 3-NATIONALITY 4-STATE 5-COMMON STOCK  6-PREFERRED STOCK  7-TOTAL SHARES
                                                                           -------------- ------------------- ----------------
                                                                           6-QU'TY  7-%    8-QU'TY   9-%  10-QU'TY     11-%
-------- ---------------------------- -------------- ------------- ------- ------- ------ --------- ----- --------- ----------
03010101 Fort James Corporation                         American           1,000    88.81                   1,000      88.81
-------- ---------------------------- -------------- ------------- ------- ------- ------ --------- ----- --------- ----------
03010102 Fort James Operating Company                   American             126    11.19                     126      11.19
-------- ---------------------------- -------------- ------------- ------- ------- ------ --------- ----- --------- ----------
03010199 Total                                                             1,126   100.00                   1,126     100.00
-------- ---------------------------- -------------- ------------- ------- ------- ------ --------- ----- --------- ----------

------------------------------------------------------------------------------
                                                                        Pag.: 44

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------


------------- -------------------------------------------- -------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR  2 - DATE OF CAPITAL COMPOSITION
     030102     VITORIA PARTICIPACOES S.A.                 06/30/2003
------------- -------------------------------------------- -------------------------------

-------- ----------------------- ---------------------------- ------- ------------------ -------------------- -------------------
1-ITEM   2-NAME                  2-TAXPAYER NO. 3-NATIONALITY 4-STATE    5-COMMON STOCK     6-PREFERRED STOCK  7 - TOTAL SHARES
                                                                      ------------------ ----------------- ----------- ----------
                                                                       6-QU'TY       7-%  8-QU'TY    9-%     10-QU'TY        %
-------- ----------------------- -------------- ------------- ------- ----------- ------ --------- ------- ----------- ----------
03010202 DnB Invest Holdings A/S    -             Norwegain     -     188,644,371  99.99    -          -   188,644,371      99.99
-------- ----------------------- -------------- ------------- ------- ----------- ------ --------- ------- ----------- ----------
03010203 Outros                                                             5,000   0.01    -          -         5,000       0.01
-------- ----------------------- -------------- ------------- ------- ----------- ------ --------- ------- ----------- ----------
03010299 Total                                                        188,649,371 100.00    -          -   188,649,371     100.00
-------- ----------------------- -------------- ------------- ------- ----------- ------ --------- ------- ----------- ----------




---------------- ------------------------------------------------- -------------------------------
1 - ITEM         02  - NAME OF THE HOLDING COMPANY/ INVESTOR       2 - DATE OF CAPITAL COMPOSITION
    03010203       DNB INVEST HOLDINGS A/S                         06/30/2003
---------------- ------------------------------------------------- -------------------------------

-------------- ----------------- -------------- ------------- -------- -------------- ---------------------------------------------
1-ITEM         2-NAME            2-TAXPAYER NO. 3-NATIONALITY 4-STATE  5-COMMON STOCK  6-PREFERRED STOCK 7-TOTAL SHARES
                                                                       -------------- ---------------------------------------------
                                                                       6-QU'TY  7-%   8-QU'TY  9-%   10-QU'TY   11-%
----------- -------------------- -------------- ------------- -------- ------- ------ ------- ------ -------- -------
0301020301  Den Norske Bank ASA                 Norwegian              200,000 100.00                200,000  100.00
----------- -------------------- -------------- ------------- -------- ------- ------ ------- ------ -------- -------
03010203099 Total                                                      200,000 100.00                200,000  100.00
----------- -------------------- -------------- ------------- -------- ------- ------ ------- ------ -------- -------

--------------------------------------------------------------------------------
                                                                        Pag.: 45

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01-CVM CODE            02-NAME OF COMPANY            03-TAXPAYER NO.
    0043-4              Aracruz Celulose S.A.         42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1-ITEM         02-NAME OF THE HOLDING COMPANY/INVESTOR                                            2-DATE OF CAPITAL COMPOSITION
  030103       LORENTZEN EMPREENDIMENTOS S.A.                                                       06/30/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1-ITEM    2-NAME               2-TAXPAYER NO./CPF 3-NATIONALITY  4-STATE 5-COMMON STOCK    6-PREFERRED STOCK   7-TOTAL SHARES
                                                                         ----------------- -----------------  --------------------
                                                                          6-QU'TY     7-%    8-QU'TY     9-%    10-QU'TY    %
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010301 Norbrasa              30.927.925/0001-43 Brazilian         RJ   39,069,001  42.57           -      -  39,069,001  16.56
         Empreendimentos S.A.
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010302 Oivind Harald         691.392.537-91     North-American     -    9,674,206  10.54   4,461,078   3.09  14,135,284   5.99
         Lorentzen
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010303 Vertex Participacoes  31.135.387/0001-17 Brazilian         RJ   14,785,714  16.11  20,843,598  14.46  35,629,312  15.10
         S.A.
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010304 Brasvest Holding S.A.          -         Luxemburger        -    4,921,097   5.36  24,702,697  17.13  29,623,794  12.56
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010305 Den Norske Bank                -         Norwegian          -            -      -  47,813,984  33.17  47,813,984  20.26
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010306 Per Arne Estate                -         North-American     -    2,506,222   2.73  16,612,193  11.52  19,118,415   8.10
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010307 Outros                         -                            -    3,837,843   4.19  26,003,911  18.04  29,841,754  12.65
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010308 Erling Sven Lorentzen    021.948.307-82  Norwegian               7,807,917   8.50                      7,807,917   3.31
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010309 Nebra Participacoes   04.418.550/0001-86 Brazilian         SP    9,178,630  10.00   3,732,352   2.59  12,910,982   5.47
         Ltda.
-------- --------------------- ------------------ -------------- ------- ---------- ------ ----------- ------ ----------- --------
03010399 Total                                                           91,780,630 100.00 144,169,813 100.00 235,950,443 100.00
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1-ITEM         02-NAME OF THE HOLDING COMPANY/INVESTOR                                            2-DATE OF CAPITAL COMPOSITION
  03010301     NORBRASA EMPREENDIMENTOS S.A.                                                       06/30/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1-ITEM     2-NAME                2-TAXPAYER NO./CPF 3-NATIONALITY  4-STATE 5-COMMON STOCK    6-PREFERRED STOCK   7-TOTAL SHARES
                                                                           ----------------- -----------------  ------------------
                                                                            6-QU'TY     7-%    8-QU'TY     9-%   10-QU'TY     %
---------- --------------------- ------------------ -------------- ------- ----------- ------ ------- ----- --- ----------- ------
0301030104 Erling Sven Lorentzen 021.948.307-82     Norwegian         -    72,317,677   97.24      -         -   72,317,677  97.24
---------- --------------------- ------------------ -------------- ------- ----------- ------ ------- ----- --- ----------- ------
0301030105 Other                        -                 -           -     2,055,210    2.76      -         -    2,055,210   2.76
---------- --------------------- ------------------ -------------- ------- ----------- ------ ------- ----- --- ----------- ------
0301030199 Total                                                           74,372,887  100.00      -         -   74,372,887 100.00
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 46

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01-CVM CODE            02-NAME OF COMPANY            03-TAXPAYER NO.
    0043-4              Aracruz Celulose S.A.         42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1-ITEM         02-NAME OF THE HOLDING COMPANY/INVESTOR                                            2-DATE OF CAPITAL COMPOSITION
  03010304      VERTEX PARTICIPACOES S.A.                                                          06/30/2003
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
1-ITEM      2-NAME               2-TAXPAYER NO./CPF 3-NATIONALITY  4-STATE 5-COMMON STOCK    6-PREFERRED STOCK   7-TOTAL SHARES
                                                                           ----------------- -----------------  ------------------
                                                                            6-QU'TY     7-%   8-QU'TY  9-%    10-QU'TY    %
---------- --------------------- ------------------ -------------- ------- ----------- ------ ------- ----- ----------- ----------
0301030402 DnB Invest                 -             Norwegian              188,644,371  99.99    -      -   188,644,371  99.99
           Holdings A/S
---------- --------------------- ------------------ -------------- ------- ----------- ------ ------- ----- ----------- ----------
0301030403 Outros                                                                5,000   0.01    -      -         5,000   0.01
---------- --------------------- ------------------ -------------- ------- ----------- ------ ------- ----- ----------- ----------
0301030499 Total                                                           188,649,371 100.00    -      -   188,649,371 100.00
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
1-ITEM         02-NAME OF THE HOLDING COMPANY/INVESTOR                                            2-DATE OF CAPITAL COMPOSITION
  03010305      BRAVEST HOLDING S.A                                                                06/30/2003
----------------------------------------------------------------------------------------------------------------------------------
1-ITEM      2-NAME               2-TAXPAYER NO./CPF 3-NATIONALITY 4-STATE 5-COMMON STOCK     6-PREFERRED STOCK   7-TOTAL SHARES
                                                                          ------------------ -----------------  ------------------
                                                                            6-QU'TY     7-%   8-QU'TY      9-%    10-QU'TY    %
---------- --------------------- ------------------ ------------- ------- ----------- ------ ---------- ------ ---------- --------
0301030401 Harald Ragnar Lie                        Norwegian              1,230,275   25.00  6,175,674  25.00  7,405,949  25.00
---------- --------------------- ------------------ ------------- ------- ----------- ------ ---------- ------ ---------- --------
0301030402 Ole Ragnar Lie                           Norwegian              1,230,275   25.00  6,175,674  25.00  7,405,949  25.00
---------- --------------------- ------------------ ------------- ------- ----------- ------ ---------- ------ ---------- --------
0301030403 Einar ragnar Lie                         Norwegian              1,230,274   25.00  6,175,674  25.00  7,405,948  25.00
---------- --------------------- ------------------ ------------- ------- ----------- ------ ---------- ------ ---------- --------
0301030404 Oivind Ragnar Lie                        Norwegian              1,230,274   25.00  6,175,674  25.00  7,405,948  25.00
---------- --------------------- ------------------ ------------- ------- ----------- ------ ---------- ------ ---------- --------
3010304099 Total                                                           4,921,098  100.00 24,702,696 100.00 29,623,794 100.00
----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 47

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01-CVM CODE            02-NAME OF COMPANY            03-TAXPAYER NO.
    0043-4              Aracruz Celulose S.A.         42.157.511/0001-61
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------


---------------- ----------------------------------------------------------------------------------- -------------------------------
1 - ITEM         02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                           2-DATE OF CAPITAL COMPOSITION
     030103011     NEBRA PARTICIPACOES LTDA.                                                            06/30/2003
--------------- ------------------------------------------------------------------------------------ -------------------------------

------------ ------------ ------------------ ------------- ------- -------------------- -------------------- -----------------------
1-ITEM        2-NAME      2-TAXPAYER NO./CPF 3-NATIONALITY 4-STATE 5-COMMON STOCK       6-PREFERRED STOCK     7-TOTAL SHARES
                                                                   ----------- -------- ----------- -------- ----------- -----------
                                                                    6 - QU'TY   7 - %    8 - QU'TY    9 - %   10 - QU'TY      %
------------ ------------ ------------------ ------------- ------- ----------- -------- ----------- -------- ----------- -----------
03010301101  New Era
             Development
               Co. Ltd.                            Bermuda          10,586,189    99.99                       10,586,189     99.99
------------ ------------ ------------------ ------------- ------- ----------- -------- ----------- -------- ----------- -----------
03010301101  Outros                                                        100     0.01                              100      0.01
------------ ------------ ------------------ ------------- ------- ----------- -------- ----------- -------- ----------- -----------
030103011099 Total                                                  10,586,289   100.00                       10,586,289    100.00
------------ ------------ ------------------ ------------- ------- ----------- -------- ----------- -------- ----------- -----------




------------- -------------------------------------------------------------------------------------- -------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                            2 - DATE OF CAPITAL COMPOSITION
       0302     BRUSARA  PARTICIPACOES LTDA.                                                           06/30/2003
------------- -------------------------------------------------------------------------------------- -------------------------------

------ --------------- ------------------ -------------- ------- --------------------- ------------------- -------------------------
1-ITEM  2-NAME         2-TAXPAYER NO./CPF 3-NATIONALITY  4-STATE 5-COMMON STOCK          6-PREFERRED STOCK      7-TOTAL SHARES
                                                                 ------------ -------- --------- --------- -------------- ----------
                                                                   6 - QU'TY    7 - %  8 - QU'TY   9 - %     10 - QU'TY        %
------ --------------- ------------------ -------------- ------- ------------ -------- --------- --------- -------------- ----------
030201  Fort James
        International
        Holdings Ltd.           -         North-American    -     37,008,700    100.00     -         -       37,008,700     100.00
------ --------------- ------------------ -------------- ------- ------------ -------- --------- --------- -------------- ----------
030202  Outros                                                             1      0.00                                1       0.00
------ --------------- ------------------ -------------- ------- ------------ -------- --------- --------- -------------- ----------
030299  Total                                                     37,008,701    100.00     -         -       37,008,701     100.00
------ --------------- ------------------ -------------- ------- ------------ -------- --------- --------- -------------- ----------


--------------------------------------------------------------------------------
                                                                        Pag.: 48

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------

------------- -------------------------------------------------------------------------------------- -------------------------------
1 - ITEM      02  - NAME OF THE HOLDING COMPANY/ INVESTOR                                            2 - DATE OF CAPITAL COMPOSITION
         04     BNDES PARTICIPACOES S.A.                                                               06/30/2003
------ --------------------------------------------------------------------------------------------- -------------------------------

------ ------------------- ------------------ ------------- ------- -------------------- ------------------- -----------------------
1-ITEM 2-NAME              2-TAXPAYER NO./CPF 3-NATIONALITY 4-STATE  5-COMMON STOCK    6-PREFERRED STOCK   7-TOTAL SHARES
                                                                    ----------- -------- ----------- ------- ------------ ----------
                                                                     6 - QU'TY    7 - %   8 - QU'TY   9 - %   10 - QU'TY    %
------ ------------------- ------------------ ------------- ------- ----------- -------- ----------- ------- ------------ ----------
0401   Banco Nacional
       do Desenvolvimento
       Social - BNDES      00.383.281/0001-09 Brazilian          BR         1    100.00                             1      100.00
------ ------------------- ------------------ ------------- ------- ----------- -------- ----------- ------- ------------ ----------
0499      Total                                                             1    100.00                             1      100.00
------ ------------------- ------------------ ------------- ------- ----------- -------- ----------- ------- ------------ ----------


-------- ------------------------------------------------------------------------------------------- -------------------------------
1 - ITEM  02 - NAME OF THE HOLDING COMPANY/INVESTOR                                                  2 - DATE OF CAPITAL COMPOSITION
    04     Banco Nacional do Desenvolvimento Economico e Social - BNDES                                06/30/2003
------- -------------------------------------------------------------------------------------------- -------------------------------

------- ---------------- ------------------ ------------- ------- --------------------- ------------------ -------------------------
1-ITEM  2-NAME           2-TAXPAYER NO./CPF 3-NATIONALITY 4-STATE 5-COMMON STOCK        6-PREFERRED STOCK      7-TOTAL SHARES
                                                                  -------------- ------ ---------- ------- -------------- ----------
                                                                    6 - QU'TY    7 - %  8 - QU'TY   9 - %   10 - QU'TY        %
------- ---------------- ------------------ ------------- ------- -------------- ------ ---------- ------- -------------- ----------
          Federal
040101   Government                          Brasileira        BR  6,273,711,452 100.00                     6,273,711,452     100.00
------- ---------------- ------------------ ------------- ------- -------------- ------ ---------- ------- -------------- ----------
040199     Total                                                   6,273,711,452 100.00                     6,273,711,452     100.00
------- ---------------- ------------------ ------------- ------- -------------- ------ ---------- ------- -------------- ----------


--------------------------------------------------------------------------------
                                                                        Pag.: 49

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
16.01 -  Other relevant information
--------------------------------------------------------------------------------


Participation of Controllers, Administrators, Fiscal Council and in circulation.

                                                                                      Position in June 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Shareholder                       Common Stock     %       Preferred      %       Preferred      %     Total Shares      %
                                                           Stock A                Stock B
-----------------------------------------------------------------------------------------------------------------------------

Controlling                          439,400,226   96.5     37,736,642   93.6     92,036,707   17.2     569,173,575     55.1
   Lorentzen   (5)                   127,506,457   28.0                                                 127,506,457     12.3
   Safra                             127,506,457   28.0     27,736,642   68.8     57,874,517   10.8     213,117,616     20.6
   VCP                               127,506,457   28.0                                                 127,506,457     12.3
   BNDES                              56,880,855   12.5     10,000,000   24.8     34,162,190    6.4     101,043,045      9.8

Administrating                           104,980                 5,000               283,929                393,909
   Senior Management                     104,980                 5,000               200,330                310,310
   Directors                                                                          83,599                 83,599

Statutory Audit Committe                      10                                                                 10

Treasury stock      (1)                  483,114    0.1                            1,378,000    0.2       1,861,114      0.2

Other Shareholders (2)                15,402,369    3.4      2,582,668    6.4    443,140,475   82.6     461,125,512     44.7

Total of issued shares     (3)       455,390,699  100.0     40,324,310  100.0    536,839,111  100.0   1,032,554,120    100.0

Stocks in Circulation    (4)          15,507,359    3.4      2,587,668    6.4    443,424,404   82.6     461,519,431     44.7
-----------------------------------------------------------------------------------------------------------------------------

Obs.:

(1)  Issed shares and repurchased by Co., awaiting cancellation.
(2) Total of shares less shares in Treasury, and shares held by members of the fiscal council, board of the directors (including alternates) and controllers.
(3)  Total number of subscript stocks and emitted by Co.
(4) Total of stocks emitted less stocks in Treasury and in being able to of the Controllers.
(5) Participation of the group Lorentzen composed for: Arapar S.A. 127,494,497 Common stock and Lorentzen Enterprises 11,960 Common stock.


--------------------------------------------------------------------------------
                                                                        Pag.: 50

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
17.01 -  Independent Accountant's limited review report
--------------------------------------------------------------------------------

(A free translation of the original report in Portuguese on limited review of interim financial information prepared in accordance with accounting principles prescribed by Brazilian corporate legislation.)

Report of Independent Accountants on Limited
Review of Interim Financial Information

July 08, 2003

To the Directors and Shareholders
Aracruz Celulose S.A.


1 We have carried out limited reviews of the Quarterly Information - ITR of Aracruz Celulose S.A. (parent company and consolidated) for the quarters and periods ended June 30, March 31, 2003 and June 30, 2002. This information is the responsibility of the management of Aracruz Celulose S.A.

2 Our reviews were conducted in accordance with standards established by the Brazilian Institute of Accountants - IBRACON, in conjunction with the Federal Accountancy Board, and consisted, principally of: (a) making inquiries of and discussing with officials responsible for accounting, financial and operational matters the procedures adopted in the preparation of the Quarterly Information - ITR and (b) reviewing the information and subsequent events which have, or may have, a significant effect on the financial position and results of operations of the Company.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the aforementioned Quartely Information - ITR prepared in accordance with Brazilian corporate legislation for it to be in conformity with the regulations of the Brazilian Securities Commission for the preparation of the Quarterly Information - ITR.

4 Our limited reviews were conducted for the purpose of issuing our report on the quarterly financial information referred to in paragraph one, taken as a whole. The statement of cash flow is presented as additional information, and is not a required part of the quarterly report. Such information has been subjected to the auditing procedures described in paragraph two and we are not aware of any material adjustments that should be made to these statements for them to be adequately presented in relation to the quarterly financial information taken as a whole.

     The original signed by:

     /s/PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" ES

     /s/Marcos D. Panassol                      Ronaldo Matos Valino
     Partner                                    Diretor
     Accountant CRC SP-155.975/O-8 "S" ES       Contador CRC RJ-069.958/O "S" ES


--------------------------------------------------------------------------------
                                                                        Pag.: 51

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                Corporate Legislation
QUARTERLY INFORMATION - ITR                                  Period - 06/30/2003
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 -  IDENTIFICATION
--------------------------------------------------------------------------------
 01 - CVM CODE             02  - NAME OF  COMPANY            03 - TAXPAYER NO.
       0043-4              Aracruz Celulose S.A.             42.157.511/0001-61
--------------------------------------------------------------------------------


                                      INDEX

----------------------------------------------------------------------------------------------------------------------
   GROUP      TABLE    DESCRIPTION                                                                           PAGE
----------------------------------------------------------------------------------------------------------------------
    01          01     Identification                                                                          2
----------------------------------------------------------------------------------------------------------------------
    01          02     Address of head offices                                                                 2
----------------------------------------------------------------------------------------------------------------------
    01          03     Director of market relations (Business address)                                         2
----------------------------------------------------------------------------------------------------------------------
    01          04     Accountant / Reference                                                                  2
----------------------------------------------------------------------------------------------------------------------
    01          05     Current breakdown of paid-in capital, net of treasury stock                             2
----------------------------------------------------------------------------------------------------------------------
    01          06     Company characteristics                                                                 3
----------------------------------------------------------------------------------------------------------------------
    01          07     Subsidiaries excluded from consolidated statements                                      3
----------------------------------------------------------------------------------------------------------------------
    01          08     Dividends approved/paid during and after current quarter                                3
----------------------------------------------------------------------------------------------------------------------
    01          09     Subscribed Social Capital and Changes in Social Capital During the Period               3
----------------------------------------------------------------------------------------------------------------------
    01          10     Director of market relations                                                            3
----------------------------------------------------------------------------------------------------------------------
    02          01     Balance sheet - assets - thousand of R$                                                4/5
----------------------------------------------------------------------------------------------------------------------
    02          02     Balance sheet - liabilities - thousand of R$                                           6/7
----------------------------------------------------------------------------------------------------------------------
    03          01     Statement of operations - thousand of R$                                                8
----------------------------------------------------------------------------------------------------------------------
    04          01     Notes to the financial statements                                                     9/26
----------------------------------------------------------------------------------------------------------------------
    05          01     Comments on the company's performance for the quarter                                 27/28
----------------------------------------------------------------------------------------------------------------------
    06          01     Consolidated balance sheet - assets - thousand of R$                                  29/30
----------------------------------------------------------------------------------------------------------------------
    06          02     Consolidated balance sheet - liabilities - thousand of R$                             31/32
----------------------------------------------------------------------------------------------------------------------
    07          01     Consolidated statement of operations - thousand of R$                                  33
----------------------------------------------------------------------------------------------------------------------
    08          01     Comments on the company's consolidated performance for the quarter                     34
----------------------------------------------------------------------------------------------------------------------
    10          01     Characteristics of public or private debentures issues                                 35
----------------------------------------------------------------------------------------------------------------------
    15          01     Investment projects                                                                    36
----------------------------------------------------------------------------------------------------------------------
    16          01     Other relevant information                                                          37/49
----------------------------------------------------------------------------------------------------------------------
    17          01     Independent Accountant's limited review report                                         50
----------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                        Pag.: 52